Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173291
Prospectus Supplement
(to Prospectus dated April 26, 2011)
7,617,646 Shares of Common Stock
Warrants to Purchase 3,808,821 Shares of Common Stock
CYCLACEL PHARMACEUTICALS, INC.
We are offering up to 7,617,646 shares of our common stock and warrants to purchase up to 3,808,821 shares of our common stock (and the shares of common stock issuable from time to time upon exercise of these warrants). The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase 0.5 of a share of common stock at an exercise price of $1.36 per share of common stock. Each unit will be sold at a negotiated price of $1.36 per unit. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately. For a more detailed description of our common stock and warrants, see the section entitled “Description of the Securities We are Offering” beginning on page S-18 of this prospectus supplement.
Our common stock is listed on The NASDAQ Global Market under the symbol “CYCC.” On June 30, 2011, the last reported sale price of our common stock on The NASDAQ Global Market was $1.36 per share.
The warrants being sold in this offering will not be listed on The NASDAQ Global Market and a trading market for the warrants is not expected to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.
Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page S-12 of this prospectus supplement, page 9 of the accompanying prospectus and the documents incorporated by reference into this prospectus supplement.

	Per Unit	Maximum Offering Amount
Price to the public	$1.36	$10,359,999
Underwriting discounts and commissions	$0.0884	$673,400
Proceeds, before expenses, to us	$1.2716	$9,686,599
The underwriters expect to deliver the units on or about July 7, 2011.
You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Leerink Swann	Lazard Capital Markets
Joint Book-Running Managers
The date of this prospectus supplement is June 30, 2011.

You should only rely on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information. Our business, financial condition, results of operations and prospectus may have changed since then.

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated April 26, 2011, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to “this prospectus,” we are referring to both parts of this document combined.
To the extent there is a conflict between the information contained in this prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement or such free writing prospectus, as the case may be. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement. You should also read and consider the information in the documents to which we refer you in “Where You Can Find More Information” on page S-21 of this prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.
We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.
This prospectus supplement, the accompanying prospectus, and the information incorporated herein and therein by reference include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of their respective owners.
We are offering to sell, and seeking offers to buy, units only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the units and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
The terms “Cyclacel,” the “Company,” “we” and “us” in this prospectus supplement refer to Cyclacel Pharmaceuticals, Inc. and its subsidiaries, unless the context otherwise requires.

PROSPECTUS SUPPLEMENT SUMMARY
This summary may not contain all of the information that may be important to you. You should read this prospectus supplement, the accompanying prospectus, the information incorporated by reference in each, and any related free writing prospectus before making an investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-12 of this prospectus supplement, as well as to any “Risk Factor” included in the accompanying prospectus and in any document incorporated into this prospectus supplement or the accompanying prospectus by reference, to determine whether an investment in our common stock is appropriate for you.
General
We are a biopharmaceutical company dedicated to the development and commercialization of novel, mechanism-targeted drugs to treat human cancers and other serious diseases. We are focused on delivering leading edge therapeutic management of cancer patients based on a clinical development pipeline of novel drug candidates.
Clinical programs
Our clinical development priorities are focused on orally-available sapacitabine in the following indications:
•	Acute myeloid leukemia, or AML, in the elderly;

•	Myelodysplastic syndromes, or MDS; and

•	Non-small cell lung cancer, or NSCLC.
We are conducting a pivotal Phase 3 trial for our sapacitabine oral capsules, the SEAMLESS trial, as a front-line treatment in elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy. SEAMLESS is a registration-directed, clinical trial and its conducted under a Special Protocol Assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA. SEAMLESS is a randomized study against an active control drug with the primary objective of demonstrating an improvement in overall survival. SEAMLESS has two parts. The first part is a pilot study of a single arm of the trial. The study’s Data Safety Monitoring Board or DSMB will review the data from the pilot study before we are allowed to enroll patients in the second part in which patients will be randomized either to active or control treatment.
We have additional ongoing programs in clinical development which are currently pending the availability of clinical data and/or financial resources. Once these data become available and are reviewed, we will determine the feasibility of pursuing further development and/or partnering of these assets including sapacitabine in combination with seliciclib, seliciclib in nasopharyngeal cancer, or NPC, and NSCLC and CYC116.
We were founded by Professor Sir David Lane, a recognized leader in the field of tumor suppressor biology who discovered the p53 protein, which operates as one of the body’s own anticancer agents by regulating cell cycle targets. Our Chief Scientist, Professor David Glover, is a recognized leader in the biology of mitosis or cell division. Professor Glover discovered, among other cell cycle targets, the mitotic kinases, Polo and Aurora, enzymes that act in the mitosis phase of the cell cycle.
Although our resources are primarily directed towards advancing our anticancer drug candidate sapacitabine through in-house development activities we are also progressing, but with lower levels of investment than in previous years, our other novel drug series which are at earlier stages. Taken together, our pipeline covers all four phases of the cell cycle, which we believe will improve the chances of successfully developing and commercializing novel drugs that work on their own or in combination with approved conventional chemotherapies or with other targeted drugs to treat human cancers.
Market opportunity in oncology
Cancer remains a major life-threatening disease in the United States with approximately 11.7 million people, according to the National Cancer Institute, afflicted by cancer and approximately 1.6 million new cases of cancer diagnosed every year. Five common solid cancer types: non-small cell lung, breast, ovarian, prostate and colorectal cancers, represent over 50% of all new cases of cancer in the United States each year and account for more than 50% of all cancer deaths in the United States.
Acute myeloid leukemia is one of the most common types of leukemia or cancer in the blood and bone marrow. According to the American Cancer Society approximately 45,000 cases of leukemia are diagnosed annually in the United States of which about 13,000 are classified as AML. Leukemia is a deadly disease with an estimated 9,000 deaths annually in the United States, almost all in adults. The average age of a patient with AML is 67 and about two-thirds of AML patients are above 60 years old. The prognosis of AML in the elderly is poor.

The American Cancer Society estimates that approximately 10,000 to 15,000 new cases of myelodysplastic syndromes are diagnosed annually in the United States. Patients currently receive hypomethylating agents as first-line treatment. There is no approved therapy for second-line treatment.
Lung cancer is a cancer starting in the lungs that often takes many years to develop. About 85% to 90% of all lung cancers are non-small cell or NSCLC type. According to the American Cancer Society, an estimated 222,520 patients are diagnosed annually with NSCLC in the United States. An estimated 418,000 new cases are diagnosed annually in the European Union. NSCLC is a deadly disease with an estimated 157,300 deaths annually in the United States.
NPC develops in the nasopharynx, an area in the back of the nose toward the base of the skull. Although it is sometimes considered a head and neck or an oral cancer, nasopharyngeal cancer is different from these cancers. It is frequently fatal, once the disease recurs after initial chemotherapy and radiotherapy, spreads widely and has different risk factors such as Epstein-Barr virus, or EBV infection. High EBV viral titers are considered an indicator of poor prognosis. According to the American Cancer Society, an estimated 2,750 patients are diagnosed annually with nasopharyngeal cancer in the United States. An estimated 5,000 are diagnosed annually in the European Union, but an estimated 65,000 new cases are diagnosed annually in the Asia Pacific region.
Lymphoma is a cancer of lymphoid tissue, a part of the lymphatic system. Lymphoid tissue is formed by several types of immune system cells that work together mainly to resist infections. About 5% of all lymphomas start in the skin often staying there without spreading to internal organs and are called cutaneous lymphomas. The main cell types found in lymphoid tissue are B lymphocytes and T lymphocytes resulting in B-cell or T-cell lymphoma, or CTCL. CTCL causes disfiguring skin lesions and severe itching. According to the American Cancer Society, an estimated 3,000 patients are diagnosed annually with lymphoma in the skin in the United States.
Sapacitabine
Our lead candidate, sapacitabine, is an orally-available prodrug of CNDAC, which is a novel nucleoside analog, or a compound with a structure similar to a nucleoside. A prodrug is a compound that has a therapeutic effect after it is metabolized within the body. CNDAC has a significantly longer residence time in the blood when it is produced in the body through metabolism of sapacitabine than when it is given directly. Sapacitabine acts through a dual mechanism whereby the compound interferes with DNA synthesis and repair by causing single-strand DNA breaks and induces arrest of the cell division cycle at G2/M checkpoint. A number of nucleoside drugs, such as gemcitabine, or Gemzar®, from Eli Lilly, and cytarabine, also known as Ara-C, a generic drug, are in wide use as conventional chemotherapies. Both sapacitabine and its major metabolite, CNDAC, have demonstrated potent anti-tumor activity in both blood and solid tumors in preclinical studies. In a liver metastatic mouse model, sapacitabine was shown to be superior to gemcitabine and 5-FU, two widely used nucleoside analogs, in delaying the onset and growth of liver metastasis. We have retained worldwide rights to commercialize sapacitabine, except for Japan, for which Daiichi-Sankyo Co., Ltd., or Daiichi-Sankyo, has a right of first negotiation.
We are currently exploring sapacitabine in both hematological cancers and solid tumors. To date, sapacitabine has been evaluated in approximately 400 patients in several Phase 1 and 2 studies and has shown signs of anti-cancer activity. In January 2011, we opened enrollment of the SEAMLESS pivotal Phase 3 trial, which will evaluate sapacitabine oral capsules as a front-line treatment in elderly patients aged 70 years or older with newly-diagnosed AML who are not candidates for intensive induction chemotherapy. The study will be conducted under an SPA.
Hematological Cancers
Phase 1 clinical trial in patients with advanced leukemias and myelodysplastic syndromes
In December 2007, at the ASH annual meeting, we reported interim results from a Phase 1 clinical trial of oral sapacitabine in patients with advanced leukemias and MDS. The data demonstrated that sapacitabine had a favorable safety profile and promising anti-leukemic activity in patients with relapsed and refractory AML and MDS when administered by two different dosing schedules. The primary objective of the study is to determine the maximum tolerated dose, or MTD, of sapacitabine administered twice daily for seven consecutive days every 21 days or three consecutive days per week for two weeks every 21 days. The MTD was reached at 375 mg on the seven-day schedule and 475 mg on the three-day schedule. Dose-limiting toxicity was gastrointestinal which included abdominal pain, diarrhea, small bowel obstruction and neutropenic colitis. One patient treated at the MTD of 375 mg on the seven-day schedule died of complications from neutropenic colitis. Among 46 patients, 42 with AML and 4 with MDS, in this dose escalating study, the best responses were complete remission, or CR, or complete remission without platelet recovery, or CRp, in six patients for an Overall Response Rate of 13%. In addition, 15 patients had a significant decrease in bone marrow blasts including seven with blast reduction to 5% or less. The study was conducted at The University of Texas M. D. Anderson Cancer Center and is led by Hagop Kantarjian, M.D., Professor of Medicine and Chairman of the Leukemia Department and Dr. William Plunkett, Professor and Chief, Section of Molecular and Cellular Oncology, Department of Experimental Therapeutics.

Phase 2 randomized clinical trial in elderly patients with AML previously untreated or in first relapse
In December 2007, we initiated an open-label, multicenter, randomized Phase 2 clinical trial of oral sapacitabine in 60 elderly patients with AML aged 70 or older who are previously untreated or in first relapse. The Phase 2 study, led by Dr. Kantarjian, has a primary endpoint of 1-year survival rate of three dosing schedules of sapacitabine in elderly patients with previously untreated or first relapsed AML. Secondary objectives are to assess CR or CRp, partial remission, or PR, duration of CR or CRp, or major hematological improvement and their corresponding durations, transfusion requirements, number of hospitalized days and safety. The study uses a selection design with the objective of identifying a dosing schedule among three different arms, A. 200 mg twice daily for seven days every 3-4 weeks, B. 300 mg twice daily for seven days every 3-4 weeks, and C. 400 mg twice daily for three days per week for two weeks every 3-4 weeks, which produces a better 1-year survival rate in the event that all three dosing schedules are active. Each arm enrolled and treated 20 patients. Approximately 55% of patients had AML de novo and the rest had AML preceded by antecedent hematological disorder, or AHD, such as MDS, or myeloproliferative disease. Eighty percent of the patients were untreated and 20% in first relapse. We completed enrollment of 60 AML patients in this study in October 2008. In December 2009, at the 51st Annual Meeting of ASH we reported 1-year survival data.
The primary endpoint of 1-year survival was 35% on Arm A, 30% on Arm C and 10% on Arm B. The median overall survival was 212 days on Arm C (range of 13 to over 654 days), 197 days on Arm A (range of 26 to over 610 days) and 100 days on Arm B (range of 6 to over 646 days). Overall response rate, or ORR, a secondary endpoint, was 45% on Arm A, 35% on Arm C and 25% on Arm B with CR rate of 25% on Arm C and 10% on Arms A and B. Thirty-day mortality was 10% on Arm C and Arm A and 20% on Arm B. Approximately 30% of all patients received sapacitabine for at least 6 cycles. Fifteen patients who survived one year or more received an average of 12 treatment cycles.
Exploratory subgroup analysis suggests that (i) Arm C may be more effective for de novo AML and (ii) Arm A may be more effective for AML preceded by AHD, such as MDS.
The 3-day dosing schedule in Arm C was selected for further clinical development in elderly patients with de novo AML based on a 1-year survival rate of 30%, ORR of 35% with durable CRs. The 7-day dosing schedule in Arm A was selected for further clinical development in elderly patients with AML preceded by AHD based on a 1-year survival rate of 35%, ORR of 45% with durable hematological improvement.
Randomized Phase 2 clinical trial in older patients with MDS as a second-line treatment
In September 2008, we advanced sapacitabine into Phase 2 development as a second-line treatment in patients aged 60 or older with MDS who are previously treated with hypomethylating agents. The MDS stratum of the study is designed as a protocol amendment expanding the ongoing Phase 2 trial of sapacitabine in AML described above, to include a cohort of patients with MDS. Patients with MDS often progress to AML. The primary objective of the MDS stratum is to evaluate the 1-year survival rate of three dosing schedules of sapacitabine. Secondary objectives are to assess the number of patients who have achieved CR or CRp, PR, hematological improvement and their corresponding durations, transfusion requirements, number of hospitalization days and safety. The study uses a selection design with the objective of identifying a dosing schedule which produces a better 1-year survival rate for each stratum in the event that all three dosing schedules are active. In December 2010, at the ASH annual meeting, we reported 1-year survival data from a Phase 2 randomized trial of oral sapacitabine capsules, a novel nucleoside analogue, in older patients with MDS refractory to hypomethylating agents, such as azacitidine and decitabine.
The study uses a selection design with the objective of identifying a dosing schedule that produces a better 1-year survival rate in the event that all three dosing schedules are active. The study enrolled 61 patients aged 60 or older with MDS refractory to hypomethylating agents randomized across three dosing schedules of sapacitabine: 21 patients in Arm A, a 7-day low dose regimen (200 mg b.i.d.); 20 patients in Arm B, a 7-day high dose regimen (300 mg b.i.d.) and 20 patients in Arm C, a 3-day high dose regimen (400 mg b.i.d.). Approximately 77% of patients were aged 70 years or older and 84% were scored as intermediate-2 or high risk by IPSS, the International Prognostic Scoring System. Baseline blast counts were between 11% and 29% in 51% of the patients. All patients were previously treated with hypomethylating agents: 43% with azacitidine, 34% with decitabine and 23% were double refractory patients as they were treated with both azacitidine and decitabine (7 on Arm A, 4 on Arm B and 3 on Arm C). Approximately 16% were previously treated with lenalidomide in addition to hypomethylating agents.
The primary endpoint of 1-year survival was achieved in 29% of the patients on Arm A, 30% of the patients on Arm B and 35% of the patients on Arm C. The median overall survival was 217 days on Arm A (range of 15 to 663 days), 232 days on Arm B (range of 37 to over 811 days) and 236 days on Arm C (range of 16 to over 672 days). Overall response rate, a secondary endpoint consisting of the rate of CR, CRp, PR, CRi or hematological improvement, was 24% for patients on Arm A, 35% for patients on Arm B and 15% for patients on Arm C. Two patients achieved a CR both on Arm A. Approximately 20% of all patients received sapacitabine for 4 to 6 cycles and 15% for 7 or more cycles. The mortality rate from all causes within thirty days of randomization was 6.6%.

Randomized Phase 3 pivotal trial, SEAMLESS, as a front-line treatment in elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy
On January 11, 2011, we opened enrollment of the SEAMLESS pivotal Phase 3 trial for the Company’s sapacitabine oral capsules as a front-line treatment of elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy. The study is being conducted under an SPA agreement that Cyclacel reached with the FDA. SEAMLESS builds on promising 1-year survival observed in elderly patients aged 70 years or older with newly diagnosed AML or AML in first relapse enrolled in a Phase 2 study of single agent sapacitabine.
The SEAMLESS study is chaired by Hagop M. Kantarjian, M.D., Chairman and Professor, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, Texas. SEAMLESS is a multicenter, randomized, Phase 3 study comparing three treatment arms. In Arm A sapacitabine is administered in alternating cycles with decitabine, in Arm B sapacitabine is administered alone and in Arm C decitabine is administered alone. The primary efficacy endpoint is overall survival. The study is designed to demonstrate an improvement in overall survival of either of two pairwise comparisons: (1) Arm A versus Arm C or (2) Arm B versus Arm C. Approximately 150 patients per arm or a total of 450 patients from approximately 50 centers will be enrolled. SEAMLESS will be monitored by a Data Safety Monitoring Board (DSMB). A prespecified interim analysis for futility will be performed and reviewed by the DSMB.
On September 13, 2010, we reached agreement with the FDA regarding the SPA, on the design of a pivotal Phase 3 trial, the SEAMLESS trial. An SPA provides trial sponsors with an FDA agreement that the design and analysis of the trial adequately address objectives in support of a submission for a marketing application if the trial is performed according to the SPA. The SPA may only be changed through a written agreement between the sponsor and the FDA, or if the FDA becomes aware of a substantial scientific issue essential to product efficacy or safety. However, an SPA does not provide any assurance that a marketing application would be approved by the FDA. Furthermore, Phase 3 clinical trials are time-consuming and expensive, and because we have limited resources, we may be required to collaborate with a third party or raise additional funds. However, there is no assurance that we will be able to do so.
Recent Developments
On June 6, 2011, we announced interim results from an ongoing, multicenter, Phase 1/2 clinical trial examining the safety and effectiveness of oral sapacitabine, our lead product candidate, administered sequentially with decitabine. Thirty-day mortality from all causes was 4.5%; 60-day mortality from all causes was 9.5%. The overall response rate was 34.8%. An additional 26.1% of patients stayed on study for more than 4 cycles with a decrease in bone marrow blast counts despite not meeting criteria of response. Approximately 60.9% of patients received 4 or more cycles of the regimen.
The data was reported during a poster session at the 2011 American Society of Clinical Oncology, or ASCO, Annual Meeting in Chicago, Illinois. As reported at ASCO, no dose-limiting toxicities were observed in 21 patients treated with the regimen who have had at least 60 days of follow-up. The median age in the group is 76 years (range 72-88). Common adverse events regardless of cause included anemia, anorexia, dehydration, diarrhea, dyspnea, edema, hypocalcemia, nausea, febrile neutropenia, neutropenia, pneumonia, thrombocytopenia, and weakness, which were mostly moderate in intensity.
We believe, based on the interim results reported at ASCO that the sequential administration of sapacitabine and decitabine appears safe and active in elderly patients with newly diagnosed acute myeloid leukemia, or AML.
The treatment regimen under evaluation in this pilot study is being used as one of the arms in SEAMLESS, the registration-directed, Phase 3 study of sapacitabine in elderly patients with newly diagnosed AML who are not candidates for or have refused induction chemotherapy. SEAMLESS is being conducted under a Special Protocol Assessment agreement that Cyclacel reached with the US Food and Drug Administration.
Solid Tumors
Phase 1 clinical trials in patients with refractory solid tumors or lymphomas
Two Phase 1 studies of sapacitabine were completed by Daiichi-Sankyo, from which we in-licensed sapacitabine, evaluating 87 patients in refractory solid tumors. In addition, we conducted a Phase 1b dose escalation clinical trial in patients with refractory solid tumors or lymphomas. Preliminary results of the Phase 1b study were reported at the EORTC-NCI-AACR Molecular Targets and Cancer Therapeutics meeting in November 2006. The primary objective of the study was to evaluate the safety profile of sapacitabine administered twice daily for 14 consecutive days or 7 consecutive days every 21 days. Of the 37 treated patients, 28 received the drug twice daily for 14 days and 9 received the drug twice daily for 7 days. The dose-limiting toxicity was reversible myelosuppression. One patient treated at the maximum tolerated dose died of candida sepsis in the setting of grade 4 neutropenia and thrombocytopenia. Non-hematological toxicities were mostly mild to moderate. The best response by investigator assessment was stable disease in 13 patients, five with non-small cell lung cancer, two with breast cancer, two with ovarian cancer and one each with colorectal cancer, adenocarcinoma of unknown primary, gastrointestinal stromal tumor, and parotid acinar carcinoma.

Phase 2 clinical trial in patients with non-small cell lung cancer
In January 2009, we began treating patients in a Phase 2, open label, single arm, multicenter, clinical trial in patients with NSCLC who have had one prior chemotherapy. This study builds on the observation of prolonged stable disease of four months or longer experienced by heavily pretreated NSCLC patients involved in two Phase 1 studies of sapacitabine. The multicenter Phase 2 trial is led by Philip D. Bonomi, M.D., at Rush University Medical Center, Chicago. The primary objective of the study is to evaluate the rate of response and stable disease in patients with previously treated NSCLC. Secondary objectives are to assess progression-free survival, duration of response, duration of stable disease, 1-year survival, overall survival and safety. The study will enroll approximately 40 patients and has a lead-in phase for dose escalation with the objective of defining a recommended dose followed by a second stage in which patients will be treated at the recommended dose.
Phase 2 clinical trial in patients with cutaneous T-cell lymphoma, or CTCL
In April 2007, we initiated a Phase 2 clinical trial in patients with advanced CTCL, a cancer of T-lymphocytes, or white blood cells, which causes disfiguring skin lesions and severe itching. The primary objective of the study is to evaluate tolerability and response rate of 50 mg and 100 mg regimens of sapacitabine both twice a day for three days per week for two weeks in a three week cycle in patients with progressive, recurrent, or persistent CTCL on or following two systemic therapies. The study uses a selection design to choose an optimal dose if both are active. Secondary objectives are to assess response duration, time to response, time to progression and relief of pruritus or itching. Non-hematological toxicities were mostly mild to moderate. The best response by investigator assessment was partial response in 3 patients out of 16 enrolled. We stopped the trial in order to re-direct our resources to sapacitabine clinical trials with a higher priority.
Orphan Designation
European Union
During May 2008, we received designation from the European Medicines Evaluation Agency, or EMEA, for sapacitabine as an orphan medicine in two separate indications: AML and MDS. The EMEA’s Committee for Orphan Medicinal Products, or COMP, adopted a positive opinion on the Company’s application to designate sapacitabine as an orphan medicinal product for the indications of AML and MDS. The objective of European orphan medicines legislation is to stimulate research and development of medicinal products for rare diseases by providing incentives to industry. An orphan designation in the European Union confers a range of benefits to sponsor companies including market exclusivity for a period of 10 years, EMEA scientific advice on protocol development, direct access to the centralized procedure for review of marketing authorizations, EMEA fee reductions and eligibility for grant support from European agencies.
United States
In July 2010, we announced that the FDA granted orphan drug designation to our sapacitabine product candidate for the treatment of both AML and MDS. An orphan designation in the United States confers a range of benefits to sponsor companies, including market exclusivity for a period of seven years from the date of drug approval, the opportunity to apply for grant funding from the United States government to defray costs of clinical trial expenses, tax credits for clinical research expenses and a potential waiver of the FDA’s application user fee. Orphan status is granted by the FDA to promote the development of new drug therapies for the treatment of diseases that affect fewer than 200,000 individuals in the United States.
Seliciclib
Although our current clinical development priorities are focused on sapacitabine only, our second drug candidate, seliciclib, is a novel, first-in-class, orally-available, CDK inhibitor. The compound selectively inhibits a spectrum of enzyme targets -CDK2, CDK7 and CDK9- that are central to the process of cell division and cell cycle control. The target profile of seliciclib is differentiated from the published target profile of other CDK inhibitors. Its selectivity is differentiated by recent publications by independent investigators which showed that seliciclib (i) is more active against NSCLC cells with K-Ras or N-Ras mutations than those with wild type Ras and (ii) overcomes resistance to letrozole (Femara®) in breast cancer cells caused by a particular form of cyclin E in complex with CDK2. Preclinical studies have shown that the drug works by inducing cell apoptosis, or cell suicide, in multiple phases of the cell cycle. To date, seliciclib has been evaluated in approximately 450 patients in several Phase 1 and 2 studies and has shown signs of anti-cancer activity. We have retained worldwide rights to commercialize seliciclib.
Phase 1 clinical trials in patients with refractory solid tumors
We have completed two Phase 1 trials that enrolled 24 healthy volunteers and three Phase 1 trials that enrolled a total of 84 cancer patients testing different doses and schedules. The primary toxicities observed were of a non-hematological nature, including asthenia or weakness, elevation of liver enzymes, hypokalemia or decreased potassium levels, nausea and vomiting and elevation in creatinine.

Although these trials were designed to test safety rather than efficacy of seliciclib given alone as monotherapy in patients with solid tumors who failed multiple previous treatments, several of these patients appeared to have benefited from seliciclib treatment.
Seliciclib was shown in a further Phase 1 study sponsored and conducted by independent investigators to have clinical antitumor activity in patients with nasopharyngeal cancer, measured as a decrease in the size of primary tumor and involved lymph nodes, as well as an increase in tumor cell deaths by biomarker analyses.
Phase 2 clinical trials in patients with NSCLC or breast cancer
Four Phase 2 trials have been conducted in cancer patients to evaluate the tolerability and antitumor activities of seliciclib alone or in combination with standard chemotherapies used in the treatment of advanced NSCLC or breast cancer. Interim data from two Phase 2 open-label studies of a total of 52 patients with NSCLC, suggest that seliciclib treatment did not aggravate the known toxicities of standard first and second-line chemotherapies nor appear to cause unexpected toxicities, although these trials were not designed to provide statistically significant comparisons. The combination of seliciclib with a standard dose of capecitabine (Xeloda®) was not well tolerated in patients with advanced breast cancer.
On December 21, 2010, we announced topline results from APPRAISE, our Phase 2b, randomized discontinuation, double-blinded, placebo-controlled, study of oral seliciclib capsules as a third line or later treatment in patients with NSCLC. Topline results, after unblinding the treatment assignment among randomized patients, showed that there was no difference between the seliciclib and placebo arms in terms of progression free survival, or PFS, (48 versus 53 days respectively) but an increase in median overall survival was observed favoring the seliciclib arm over the placebo arm (388 versus 218 days respectively). A total of 187 patients from 21 centers in the United States were entered in the study after having progressed on at least two prior therapeutic regimens for their NSCLC. Of these, 53 (28%) were randomized, 27 on seliciclib and 26 on placebo. Forty-five out of 53 randomized patients (85%) received 3 or more prior therapies and 45 out of 53 randomized patients (85%) previously received at least one EGFR inhibitor drug (22 on seliciclib and 23 on placebo). Fourteen patients were crossed-over to the seliciclib arm after their cancer progressed while they were receiving placebo. Study data demonstrated seliciclib to be safe at the administered dose.
We are currently conducting a biopsy analysis of samples obtained from patients who participated in APPRAISE with the objective of identifying any biomarkers of drug activity correlating with clinical benefit.
APPRAISE was a double-blinded, randomized study of single agent seliciclib versus best supportive care in patients with NSCLC treated with at least two prior systemic therapies. APPRAISE was led by Chandra P. Belani, M.D. at Milton S. Hershey Medical Center, Penn State University. The study’s main objective was to learn the anti-tumor activity of seliciclib as a single agent in refractory NSCLC and help determine further development strategies. The study design was randomized discontinuation. All patients received seliciclib at a dose of 1200 mg twice a day for three days for at least three cycles of two weeks each. Patients who achieved stable disease after three cycles were randomized to continue on seliciclib or receive placebo with best supportive care. Patients in the placebo arm who progressed were given the option to cross-over and again receive seliciclib. The primary efficacy endpoint of APPRAISE was doubling progression free survival, or PFS, measured in the randomized portion of the study.
In August 2008, we announced that an independent data review committee, or IDRC, completed a review of the first interim analysis data from the study. The IDRC assessed the safety profile of seliciclib and recommended that the study continue after reviewing data from 173 patients with previously-treated NSCLC, of whom 45 proceeded into the blinded portion of the study and were randomized to receive either seliciclib or best supportive care. Based on the interim data, the IDRC reached the following main conclusions: there were no safety concerns that would warrant stopping the study; there was no trend favoring the seliciclib treatment arm; and as a definitive conclusion could not be reached because of the low number of events, it was recommended that the study be continued. Based on our cost versus benefit analysis, we decided not to enroll additional patients. The APPRAISE trial continued with the 191 patients already enrolled until the last enrolled patient had completed follow-up. In accordance with the protocol, we remain blinded to the study data during the whole process.
Phase 2 clinical trials in patients with NPC
In November 2007, we commenced a Phase 2 multicenter, international, blinded randomized study of oral seliciclib as a single agent in patients with NPC. The primary objective is to evaluate 6-month progression free survival, or PFS, of two dosing schedules of seliciclib in approximately 75 patients with previously treated NPC. Secondary objectives are overall survival, response rate, response duration, safety and tolerability. The first part of the study is designed to confirm safety and tolerability of 400 mg twice a day for four days per week or 800 mg once a day for four days per week of seliciclib. It is open to approximately 12 to 24 patients with advanced solid tumors as well as patients with NPC. The second part of the study is designed to detect major differences between the two dosing schedules of seliciclib and a placebo group in terms of 6-month PFS in approximately 51 patients. The start of the second part of the study is dependent on clinical data from the lead-in phase and available resources.
In May 2009, at the ASCO annual meeting, we reported interim data from the lead-in portion of the Phase 2 study which demonstrated that oral seliciclib could be safely administered in two dosing schedules which were well tolerated and met the criteria for proceeding to the randomized stage of the study. Seliciclib treatment resulted in prolonged stable disease in 70% of previously-treated NPC patients, including 3 with stable disease lasting longer than 8 months, suggesting seliciclib inhibits tumor growth in NPC. The data support further clinical development of oral seliciclib in NPC.

CYC116
In June 2007, we initiated a multicenter Phase 1 pharmacologic clinical trial of CYC116, an orally-available inhibitor of Aurora kinase A and B and VEGFR2, in patients with advanced solid tumors. The multicenter Phase 1 trial, now completed, is designed to examine the safety and tolerability of CYC116 in patients with advanced solid tumors. The primary objective of the study is to determine the maximum tolerated dose. Secondary objectives are to evaluate pharmacokinetic and pharmacodynamic effects of the drug and document anti-tumor activity. Aurora kinases, or AK, are a family of serine/threonine protein kinases discovered by Professor David Glover, our Chief Scientist, which are only expressed in actively dividing cells and are crucial for the process of cell division or mitosis. These proteins, which have been found to be over-expressed in many types of cancer, have generated significant scientific and commercial interest as cancer drug targets. VEGFR2 is a receptor protein that plays a key regulatory role in the angiogenesis pathway, or blood vessel formation. VEGFR is targeted by recently approved drugs such as bevacizumab and sorafenib indicated for the treatment of several solid cancers, such as breast, colorectal, kidney, liver and lung. We have retained worldwide rights to commercialize CYC116. Further work on CYC116 will be undertaken when appropriate levels of resource are available to direct to the program.
CYC065
In December 2010, at the ASH conference, we announced the presentation of new preclinical data for CYC065, a novel, orally-available, cell cycle kinase inhibitor currently in IND-directed development. CYC065 and other compounds in a related series target the same key CDK/cyclin complexes which are targeted by seliciclib. CYC065 retains the specificity and mechanism of action of seliciclib, but has increased anti-proliferative potency and improved pharmaceutical properties.
The data was presented by Noopur Raje, M.D., Director of the Center for Multiple Myeloma at Massachusetts General Hospital Cancer Center in Boston and Associate Professor of Medicine at Harvard Medical School. Dr. Raje and colleagues presented results of a study entitled, “CYC065, a Potent Derivative of Seliciclib Is Active In Multiple Myeloma In Preclinical Studies”. The data demonstrate that CYC065 is cytotoxic at sub-micromolar concentrations against myeloma cell lines and CD138+ myeloma cells derived from patients. CYC065 demonstrated antiproliferative activity even in the presence of the growth stimulatory effects of both cytokines and bone marrow stromal cells. CYC065 induced apoptosis in myeloma cells as evidenced by the appearance of cleaved PARP.
Cyclacel discovered CYC065 and other novel CDK inhibitors in collaboration with the Cancer Research UK Centre for Cancer Therapeutics at The Institute of Cancer Research (ICR), London, UK.
Other programs
We have allocated limited resources to other programs allowing us to maintain and build on our core competency in cell cycle biology and related drug discovery. In our second generation CDK inhibitor program, we have discovered several series of CDK inhibitors that we believe may prove to be more potent anticancer agents than seliciclib based on preclinical observations. In our polo-like kinase or Plk inhibitor program we have discovered potent and selective small molecule inhibitors of Plk1, a kinase active during cell division, targeting the mitotic phase of the cell cycle. Plk was discovered by Professor David Glover, our Chief Scientist. The Company has a number of earlier stage programs for which limited or no resources will be allocated. For example, extensive preclinical data published by independent investigators evidence activity by our CDK inhibitors, including seliciclib, in various autoimmune and inflammatory diseases and conditions associated with aberrant cell proliferation including glaucoma, graft-versus-host disease, idiopathic pulmonary fibrosis, lupus nephritis, polycystic kidney disease and rheumatoid arthritis. In our GSK-3 inhibitor program we have demonstrated evidence of activity in preclinical models of Type 2 Diabetes.
Where appropriate we intend to progress such programs through collaboration with groups that specialize in the particular disease area until such times that these programs can be partnered and/or progressed should funding become available.
Hdm2 Inhibitors
One of the key cell cycle regulatory proteins is p53, a protein discovered by our founder, Professor Sir David Lane. When active, p53 causes cell arrest at the G1/S checkpoint, inducing apoptosis in cancer cells. Under normal circumstances, p53 is held in an inactive form by binding to another regulatory protein, Hdm2. In this program, we have investigated ways of disrupting the interaction between Hdm2 and p53, thus activating p53. Through virtual screening technologies, we have identified two small molecule classes capable of breaking the binding between p53 and Hdm2.

Cyclin Binding Groove Inhibitors
The activity of CDK can be inhibited by various methods, such as by blocking the ATP site, as is the case with seliciclib, or by inhibiting the substrate binding site on the associated cyclin protein. Preventing cyclin A from binding to its substrates results in cell cycle arrest and induces apoptosis in cancer cells. This was the subject of a two-year collaboration with AstraZeneca that concluded in mid-2003. We have retained all intellectual property rights associated with this program.
Non-oncology Programs
Cell Cycle Inhibitors in Autoimmune & Inflammatory Diseases
Preclinical results from several independent investigators suggest that cell cycle inhibitors such as seliciclib and its backup molecules arrest the progress of the cell cycle and may have therapeutic benefit in the treatment of patients with autoimmune and inflammatory diseases as well as in diseases characterized by uncontrolled cell proliferation. Published data indicate potential benefit in graft-versus-host disease, idiopathic pulmonary fibrosis, glomerulonephritis, lupus nephritis, polycystic kidney disease and rheumatoid arthritis.
CDK Inhibitors in Virology
Cell cycle inhibitors may be useful in the treatment of viral diseases to the extent that drugs can be developed that prevent the replication of virus in infected host cells while sparing most uninfected cells. If this is proven in humans, cell cycle inhibitors may have significant potential in this area, as they do not rely on viral targets and are less likely to induce viral resistance, a major cause of failure of currently available antiviral drugs. We have investigated a number of compounds in this program, some of which appear to reduce HIV levels in biological tests with antiviral potency equivalent to some existing HIV/AIDS therapeutic agents. We intend to progress this program through collaboration with groups that specialize in virology research.
GSK-3 Inhibitors in Type 2 Diabetes
Inhibition of Glycogen Synthase Kinase-3 or GSK-3, downstream of insulin action, is an essential element in the body’s regulation of blood sugar, and is a recognized target for the treatment of Type 2 diabetes. GSK-3 is a serine/threonine protein kinase that is structurally very similar to CDK. We have identified four chemical families of GSK-3 inhibitors some of which are potent at picomolar concentrations which we believe are among the most potent GSK-3 inhibitors disclosed in relevant research literature. We have selected two lead compounds from the series, both of which have achieved proof-of-concept in the standard obese Zucker rat model of diabetes, demonstrating stimulation of glycogen synthase, improvement in glucose tolerance and regulation of triglycerides. We intend to progress this program through collaboration with groups that specialize in diabetes research.
Commercial Products
We have exclusive rights to sell and distribute three products in the United States and Canada used primarily to manage the effects of radiation or chemotherapy in cancer patients: Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges. All three products are approved in the United States under FDA 510 (k) or medical device registrations.
Xclair® Cream
Xclair® is an aqueous cream containing sodium hyaluronate, or hyaluronic acid, and glycyrrhetinic acid that is formulated to relieve symptoms associated with radiation dermatitis. Sodium hyaluronate is the key water-regulating substance in human skin. Sodium hyaluronate has high viscoelasticity and lubricity. When sodium hyaluronate solution is applied on the surface of skin, it forms an air permeable layer that keeps skin moist and smooth. Small molecular weight sodium hyaluronate can penetrate into the dermis where it combines with water to promote microcirculation, nutrient absorption, and metabolism. Glycyrrhetinic acid reduces inflammation and is believed to have immunomodulatory properties.
Numoisyn® Liquid
Numoisyn® Liquid is an oral solution used to replace natural saliva when salivary glands are damaged. The viscosity of Numoisyn® Liquid is similar to that of natural saliva. Linseed extract in Numoisyn® Liquid contains mucins that provide superior viscosity and reduced friction compared to water or carboxymethylcellulose or CMC solutions. Linseed extract significantly reduces the symptoms of dry mouth with increasing effect over time while Numoisyn® Liquid is used.

Numoisyn® Lozenges
Numoisyn® Lozenges dissolve slowly while moved around in the mouth. They contain sorbitol and malic acid to stimulate normal salivation and provide temporary relief of dry mouth in patients who have some residual secretory function and taste perception. Numoisyn® Lozenges support saliva’s natural protection of teeth so that teeth are not damaged with repeated use of the lozenges. They are sugar free and buffered with calcium to protect teeth. Numoisyn® Lozenges have been demonstrated to be safe and effective for long-term use and are well tolerated by patients. Use of Numoisyn® Lozenges improves subjective symptoms of dry mouth and does not cause bacteria or plaque formation or loss of tooth enamel hardness.
Corporate Information
Our corporate headquarters are located at 200 Connell Drive, Suite 1500, Berkeley Heights, New Jersey, 07922, and our telephone number is (908) 517-7330. This is also where our marketing, medical and regulatory functions are located. Our research facility is located in Dundee, Scotland, which is also the center of our translational work and development programs. Our Internet address is www.cyclacel.com. The information on our website is not part of this prospectus supplement.

THE OFFERING

Units offered by us	7,617,646 shares of our common stock and warrants to purchase up to 3,808,821 shares of our common stock. The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase 0.5 of a share of common stock at an exercise price of $1.36 per share. Each unit will be sold at a negotiated price of $1.36 per unit. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

The warrants will be exercisable beginning on the date that is six months after the date of issuance and may be exercised until the date that is five years from the date of issuance. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Offering price per share	$1.36

Common stock outstanding immediately after this offering (1)	54,222,530 shares of common stock.

Use of proceeds	We intend to use the net proceeds from the sale of our common stock offered hereby for funding our SEAMLESS pivotal Phase 3 trial of our leading drug, sapacitabine, and general corporate purposes.

Risk factors	You should read the description of risks set in the “Risk Factors” sections on Page S-12 of this prospectus supplement and page 9 of the accompanying prospectus or otherwise incorporated by reference in this prospectus supplement and the accompany prospectus for a discussion of material risks that prospective purchasers of shares of our common stock should consider.

NASDAQ Symbol	CYCC

(1)	Based on 46,604,884 shares of our common stock outstanding as of June 30, 2011 and assumes that all of the shares offered hereby are sold.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before purchasing our securities, you should carefully consider the following risk factors and those set forth in the accompanying prospectus, together with those risk factors set forth in our most recent Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2011, both of which are incorporated by reference into this prospectus supplement. You should also carefully consider all of the other information in this prospectus supplement, the accompanying prospectus, or incorporated by reference into this prospectus supplement and the accompanying prospectus. Any of these risks could have a material adverse impact on our business, prospects, results of operations and financial condition and could therefore have a negative effect on the trading price of our common stock and you might lose all or part of your investment in our securities. Additionally, risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment. The following risks are presented as of the date of this prospectus supplement and we expect that these will be updated from time to time in our periodic and current reports filed with the SEC, which will be incorporated herein by reference. Please refer to these subsequent reports for additional information relating to the risks associated with investing in our common stock. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
Risks Related to This Offering
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.
You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer immediate dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to the sale of 7,617,646 shares of our common stock included in the units in this offering at the offering price of $1.36 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $0.81 per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2011 after giving effect to this offering and the offering price. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.
You may experience future dilution as a result of future equity offerings.
In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain statements contained or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, including statements, other than statements of historical facts, included or incorporated in this prospectus supplement, the accompanying prospectus and any related free writing prospectus regarding our strategy, anticipated agreements with marketing partners, progress and timing of research and product development results, anticipated clinical trial timelines or results, projected regulatory timelines, future operations, financial position, future revenues, projected costs, prospects, plans, and objectives of management. The words “may,” “will,” “should,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or “appear” or the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. In evaluating such forward-looking statements, you should specifically consider various factors, including the risks outlined under the heading “Risk Factors” contained in any related free writing prospectus and in this prospectus supplement and the accompanying prospectus, and in our most recent annual report on Form 10-K and any subsequent filings with the SEC. The discussion of risks and uncertainties set forth in those filings is not necessarily a complete or exhaustive list of all risks facing the Company at any particular point in time. We operate in a highly competitive, highly regulated and rapidly changing environment, and our business is in a state of evolution. Therefore, it is likely that new risks will emerge, and that the nature and elements of existing risks will change, over time. It is not possible for management to predict all such risk factors or changes therein, or to assess either the impact of all such risk factors on our business or the extent to which any individual risk factor, combination of factors, or new or altered factors, may cause results to differ materially from those contained in any forward-looking statement. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Cyclacel or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
We cannot assure you that the forward-looking statements in this prospectus supplement, the accompanying prospectus, any related free writing prospectus and the documents incorporated by reference herein and therein will prove to be accurate. In addition, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. We may not update these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $9.3 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This amount does not include the proceeds which we may receive in connection with the exercise of the warrants. We intend to use the net proceeds of this offering for funding our SEAMLESS pivotal Phase 3 trial of our leading drug, sapacitabine, and general corporate purposes and general corporate purposes. Pending use of the net proceeds, we intend to invest these net proceeds in interest bearing investment grade securities.

DILUTION
Our net tangible book value as of March 31, 2011, was approximately $20.4 million, or $0.44 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 7,617,646 shares of common stock included in the units offered in this offering, at an offering price of $1.36 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2011, would have been approximately $29.7 million, or $0.55 per share of common stock. This represents an immediate increase in net tangible book value of $0.11 per share to our existing stockholders and an immediate and substantial dilution of $0.81 per share to new investors. The following table illustrates this per share dilution:

Offering price per share		$1.36
Net tangible book value per share as of March 31, 2011	$0.44
Increase per share after the offering	$0.11
Net tangible book value per share after this offering		$0.55
Dilution per share to new investors		$0.81
The foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the per share offering price to the public in this offering, including the warrants to purchase 3,808,821 shares of common stock offered hereby. As of March 31, 2011, there were 46,577,860 shares of common stock outstanding, which does not include the following (each as of March 31, 2011):
•	3,808,821 shares of common stock issuable upon the exercise of the warrants offered hereby;

•	3,347,033 shares of common stock issuable upon the exercise of outstanding options at a weighted-average exercise price of $3.87 per share;

•	52,070 shares of common stock issuable upon restricted stock and restricted common stock units;

•	1,501,662 shares of common stock available for issuance under our 2006 Equity Incentive Plan;

•	10,005,192 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.01 per share;

•	6,242,398 shares of common stock issuable upon the options to purchase common stock and common stock warrants issued in connection with the October 2010 financing at a weighted-average exercise price of $1.75 per share; and

•	516,228 shares of common stock, subject to adjustment, that are issuable upon the conversion of 1,213,142 shares of convertible preferred stock that are issued and outstanding.

UNDERWRITING
Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below have agreed to purchase from us the aggregate number of shares of common stock set forth opposite their names below:

Underwriters	Number of Units
Leerink Swan LLC	5,027,647
Lazard Capital Markets LLC	2,589,999
Total	7,617,646

The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits each underwriter to purchase and pay for all of the units next to such underwriter’s name in the table above if any are purchased.
The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.
The underwriters expect to deliver the units on or about July 7, 2011.
Commissions and Discounts
The following table shows the per unit and total underwriting discounts and commissions to be paid by us to the underwriters.

	Per Unit	Total
Public offering price	$1.36	$10,359,999
Underwriting discount	$0.0884	$673,400
Proceeds, before expenses, to us	$1.2716	$9,686,599
We have also agreed to pay ROTH Capital Partners, LLC a financial advisory fee in the amount of $10,000.
The expenses of the offering that are payable by us are estimated to be $350,000 (excluding underwriting discounts and commissions), which includes $75,000 that we have agreed to pay to reimburse the underwriters for fees and expenses of their counsel incurred in connection with the offering.
In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the units offered hereby.
Lock-Up Agreements
Each of our directors and executive officers has entered into a lock-up agreement with the underwriters, which. subject to certain exceptions, prohibits such director or executive officer from disposing of or hedging any of his or her common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 90 days after the date of this prospectus supplement, except with the prior written consent of Leerink Swann. The exceptions to the restrictions on transfer includes transfers made (i) as a bona fide gift or gifts, (ii) to any trust or other investment vehicle for the direct or indirect benefit of the respective director or executive officer, or his or her immediate family, or (iii) by will or intestate succession; provided, that each donee, transferee or distributee executes and delivers a letter agreeing to be bound by terms substantially similar to those in the lock-up agreements and provided that neither the director or executive officer, nor any other party to the applicable transaction, is required to file, or voluntarily file, a report under Section 16(a) of the Exchange Act, other than a filing on Form 5 made after the expiration of the 90-day period. Also, the restriction on transfer does not apply to the establishment of a trading plan that complies with Rule 10-b5-1 under the Exchange Act but does apply to sales pursuant to the trading plan during the 90-day period. In addition, this transfer restriction does not apply to the exercise of any of the respective director’s or executive officer’s rights to acquire any beneficially owned shares issued pursuant to any effective equity incentive plan disclosed in this prospectus supplement or the accompanying prospectus.

We have agreed that for a period of 90 days after the date of this prospectus supplement, we will not, without the prior written consent of Leerink Swann and Lazard Capital Markets, offer, sell or otherwise dispose of or enter into any hedging arrangements related to any shares of common stock or any other securities of ours convertible into or exchangeable or exercisable for our common stock, except for the securities to be sold pursuant to the underwriting agreement, (ii) the issuance by us of such securities upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement and as described in this prospectus supplement, the accompanying prospectus, the related registration statement and any related free writing prospectus, (iii) the issuance by us of such securities upon the conversion of our preferred stock outstanding on the date of the underwriting agreement and as described in this prospectus supplement, the accompanying prospectus, the related registration statement and any related free writing prospectus or (iv) the issuance of stock options and other stock-based awards (or the issuance of shares of our common stock upon exercise thereof) to eligible participants pursuant to our stock incentive plans and as described in this prospectus supplement, the accompanying prospectus, the related registration statement or any related free writing prospectus.
The 90-day restricted period in all of the agreements is subject to extension if (i) during the last 17 days of the initial restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up restrictions shall continue until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
NASDAQ Global Market Listing
Our common stock is listed on The NASDAQ Global Market under the symbol “CYCC”.
Passive Market Making
In connection with the offering, the underwriters may engage in passive market making transactions in the common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.
Short Sales, Stabilizing Transactions and Penalty Bids
In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.
Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.
Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.
The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.
Other Relationships
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of Cyclacel.

Transfer Agent
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and their telephone number is (800) 937-5449.
DESCRIPTION OF THE SECURITIES WE ARE OFFERING
In this offering, we are offering a maximum of 7,617,646 units, consisting of 7,617,646 shares of common stock and warrants to purchase an additional 3,808,821 shares of common stock. Each unit consists of one share of common stock and a warrant to purchase 0.5 of a share of common stock at an exercise price of $1.36 per share. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.
Common Stock
We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of June 30, 2011, 46,604,884 shares of common stock were issued and outstanding. The following descriptions of our common stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the SEC.
Dividends, Voting Rights and Liquidation
Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.
Delaware Law and Certain Charter and By-law Provisions
The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation, and (3) our amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.
Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
Classified Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our stockholders. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.
Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.
No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.
Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal any of the provisions inconsistent with the provisions discussed in the section of this prospectus entitled “Classified Board of Directors”. This 66 2/3% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, a 66 2/3% vote is also required for any amendment to, or repeal of, our amended and restated bylaws by the stockholders. Our amended and restated bylaws may be amended or repealed by a simple majority vote of the board of directors.
Warrants
There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply to list the warrants on The NASDAQ Global Market or any other securities exchange. Without an active market, the liquidity of the warrants will be limited. In addition, in the event our common stock price does not exceed the per share exercise price of the warrants during the period when the warrants are exercisable, the warrants will not have any value.
Exercisability. The warrants will be exercisable commencing on the date that is six months after the date of issuance and may be exercised until the date that is five years from such date of issuance, unless sooner terminated. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise and the warrant or a facsimile copy thereof.
Cashless Exercise. If at any time during the warrant exercisability period the fair market value of our common stock exceeds the exercise price of the warrants and a registration statement covering the shares that are issuable upon the exercise of the warrants, or an exemption from registration is not available for the resale of such shares, the holders may effect a cashless exercise of the warrants (in whole or in part) by surrendering the warrants to us together with delivery to us of a duly executed exercise notice, by canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of our common stock purchased upon such exercise.
Exercise Price. The exercise price per share of common stock purchasable upon exercise of the warrants is $1.36 per share of common stock being purchased. The exercise price and number of shares issuable upon exercise are subject to adjustment in the event of stock dividends and stock splits and fundamental transactions.
Transferability. Subject to compliance with any applicable securities laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.
Exchange Listing. We do not plan on making an application to list the warrants on The NASDAQ Global Market, any other national securities exchange or other nationally recognized trading system.

Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants, which includes any capital reorganization, reclassification of our capital stock, consolidation or merger with another entity in which we are not the survivor, or the sale, transfer or other disposition of all or substantially all of our assets to another entity, then we will use our commercially reasonable efforts to ensure that lawful and adequate provision shall be made whereby the holders of the warrants will thereafter have the right to purchase and receive upon exercise of the warrants such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of shares of our common stock equal to the number of shares of our common stock issuable upon exercise of the warrants immediately prior to the fundamental transaction, had the fundamental transaction not taken place, and appropriate provision will be made so that the provisions of the warrants (including, for example, provisions relating to the adjustment of the exercise price for purposes of such fundamental transaction) will thereafter be applicable, as nearly equivalent as may be practicable in relation to any share of stock, securities or assets deliverable upon the exercise of the warrants after the fundamental transaction. In addition, in the event of a fundamental transaction, at the request of the holder delivered within 30 days after consummation of the fundamental transaction, we (or our successor) would be required to purchase the warrant from the holder by paying to the holder cash in an amount equal to the Black Scholes value of the remaining unexercised portion of the warrant on the date of the consummation of such fundamental transaction.
Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.
Waivers and Amendments. Any term of the warrants may be amended or waived with the written consent each holder of a warrant and us.

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. Godwin Procter LLP, Boston, Massachusetts is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements of Cyclacel Pharmaceuticals, Inc. appearing in Cyclacel Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (File No. 333-173291), of which this prospectus supplement and the accompanying prospectus are a part, under the Securities Act, to register the shares of common stock and warrants to purchase common stock offered by this prospectus supplement. However, this prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.
As a public company, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of our materials on file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
In this document, we “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus supplement. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below (other than any portions thereof that are not deemed “filed” with the SEC):
•	Our definitive proxy statement on Schedule 14A for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2011;
•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed on March 31, 2011;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 16, 2011;
•	Our Current Reports on Form 8-K filed on January 13, 2011, February 1, 2011, April 1, 2011, April 21, 2011 and May 26, 2011;
•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on March 8, 2004 (File No. 000-50626), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 333-109653) filed on December 22, 2003 and declared effective by the SEC on March 17, 2004, and any amendment or reports filed with the SEC for purposes of updating such description; and
•	The description of our preferred stock contained in our Registration Statement on Form 8-A, filed on October 27, 2004 (File No. 000-50626), which incorporates by reference the description of the shares of our preferred stock contained in our Registration Statement on Form S-1 (File No. 333-119585) filed on October 7, 2004 and declared effective by the SEC on November 1, 2004, and any amendment or reports filed with the SEC for purposes of updating such description.
All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (other than Current Reports furnished under Item 2.02 or Item 7.01 (including any financial statements or other exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K unless we otherwise state therein) after the date of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing of such reports and other documents.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement, including any exhibits that are specifically incorporated by reference in such documents. Requests for such copies should be directed as follows:
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922
(908) 517-7330

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-173291
PROSPECTUS
$75,000,000
CYCLACEL PHARMACEUTICALS, INC.
Common Stock
Preferred Stock
Warrants
Debt Securities
Units
          We may, from time to time at prices and on terms to be determined at or prior to the time of one or more offerings, issue up to $75,000,000 of any combination of the securities described in this prospectus, either individually or in units. We may also offer common stock or preferred stock upon conversion of the debt securities, common stock upon conversion of the preferred stock, or common stock, preferred stock or debt securities upon the exercise of warrants.
     We will provide you with specific terms of any offering in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as any documents incorporated by reference into this prospectus or any prospectus supplement, carefully before you invest.
          Our common stock is listed on the NASDAQ Global Market under the symbol “CYCC.” As of February 15, 2011, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $68,243,087.70 based on 46,595,562 shares of outstanding common stock, of which approximately 45,800,730 shares were held by non-affiliates, and a per share price of $1.49 based on the closing sale price of our common stock on February 15, 2011. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date hereof.
          Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described on page 9 of this prospectus under the caption “Risk Factors.” We may include specific risk factors in supplements to this prospectus under the caption “Risk Factors.” This prospectus may not be used by us to offer or sell our securities unless accompanied by a prospectus supplement.
          Our securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of our securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds that we expect to receive from such sale will also be set forth in a prospectus supplement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 26, 2011.

          You should read this prospectus and the documents incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” on page 47. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may offer shares of our common stock, preferred stock, warrants to purchase common stock, and/or debt securities, either individually or in units, in one or more offerings, with a total value of up to $75,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering.
          This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus. However, no prospectus supplement will fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read this prospectus, the applicable prospectus supplement, the information and documents incorporated herein by reference and the additional information under the heading “Where You Can Find More Information” before making an investment decision.
          You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
          You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated herein by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.
PROSPECTUS SUMMARY
          The following is a summary of what we believe to be the most important aspects of our business and the offering of our securities under this prospectus. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC or included in any applicable prospectus supplement. Investing in our securities involves risks. Therefore, carefully consider the risk factors on page 9 of this prospectus and in any prospectus supplements and in our most recent annual and quarterly filings with the SEC, as well as other information in this prospectus and any prospectus supplements and the documents incorporated by reference herein or therein, before purchasing our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.
Our Business
          We are a biopharmaceutical company dedicated to the development and commercialization of novel, mechanism-targeted drugs to treat human cancers and other serious diseases. We are focused on delivering leading edge therapeutic management of cancer patients based on a clinical development pipeline of novel drug candidates.
     Clinical programs
          Our clinical development priorities are focused on orally-available sapacitabine in the following indications:
•	AML in the elderly;

•	Myelodysplastic syndromes, or MDS; and

•	Non-small cell lung cancer, or NSCLC.

          We have a Special Protocol Assessment, or SPA, agreement with the U.S. Food and Drug Administration, or FDA, on the design of a pivotal Phase 3 trial for our sapacitabine oral capsules, the SEAMLESS trial, as a front-line treatment in elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy. SEAMLESS is a registration-directed, clinical trial of sapacitabine oral capsules to be conducted under the SPA and will be a randomized study against an active control drug with the primary objective of demonstrating an improvement in overall survival.
          We have additional ongoing programs in clinical development which are currently pending the availability of clinical data. Once these data become available and are reviewed, we will determine the feasibility of pursuing further development and/or partnering of these assets including sapacitabine in combination with seliciclib, seliciclib in nasopharyngeal cancer, or NPC, and NSCLC and CYC116.
          We were founded by Professor Sir David Lane, a recognized leader in the field of tumor suppressor biology who discovered the p53 protein, which operates as one of the body’s own anticancer agents by regulating cell cycle targets. Our Chief Scientist, Professor David Glover, is a recognized leader in the biology of mitosis or cell division. Professor Glover discovered, among other cell cycle targets, the mitotic kinases, Polo and Aurora, enzymes that act in the mitosis phase of the cell cycle.
          Although our resources are primarily directed towards advancing our anticancer drug candidate sapacitabine through in-house development activities we are also progressing, but with lower levels of investment than in previous years, our other novel drug series which are at earlier stages. Taken together, our pipeline covers all four phases of the cell cycle, which we believe will improve the chances of successfully developing and commercializing novel drugs that work on their own or in combination with approved conventional chemotherapies or with other targeted drugs to treat human cancers.
Sapacitabine
          Our lead candidate, sapacitabine, is an orally-available prodrug of CNDAC, which is a novel nucleoside analog, or a compound with a structure similar to a nucleoside. A prodrug is a compound that has a therapeutic effect after it is metabolized within the body. CNDAC has a significantly longer residence time in the blood when it is produced in the body through metabolism of sapacitabine than when it is given directly. Sapacitabine acts through a dual mechanism whereby the compound interferes with DNA synthesis and repair by causing single-strand DNA breaks and induces arrest of the cell division cycle at G2/M checkpoint. A number of nucleoside drugs, such as gemcitabine, or Gemzar®, from Eli Lilly, and cytarabine, also known as Ara-C, a generic drug, are in wide use as conventional chemotherapies. Both sapacitabine and its major metabolite, CNDAC, have demonstrated potent anti-tumor activity in both blood and solid tumors in preclinical studies. In a liver metastatic mouse model, sapacitabine was shown to be superior to gemcitabine and 5-FU, two widely used nucleoside analogs, in delaying the onset and growth of liver metastasis. We have retained worldwide rights to commercialize sapacitabine, except for Japan, for which Daiichi-Sankyo Co., Ltd., or Daiichi-Sankyo, has a right of first negotiation.
          We are currently exploring sapacitabine in both hematological cancers and solid tumors. To date, sapacitabine has been evaluated in approximately 400 patients in several Phase 1 and 2 studies and has shown signs of anti-cancer activity. In January 2011, we opened enrollment of the SEAMLESS pivotal Phase 3 trial, which will evaluate sapacitabine oral capsules as a front-line treatment in elderly patients aged 70 years or older with newly-diagnosed AML who are not candidates for intensive induction chemotherapy. The study will be conducted under an SPA.
Hematological Cancers
Phase 1 clinical trial in patients with advanced leukemias and myelodysplastic syndromes
          In December 2007, at the ASH annual meeting, we reported interim results from a Phase 1 clinical trial of oral sapacitabine in patients with advanced leukemias and MDS. The data demonstrated that sapacitabine had a favorable safety profile and promising anti-leukemic activity in patients with relapsed and refractory AML and MDS when administered by two different dosing schedules. The primary objective of the study is to determine the maximum tolerated dose, or MTD, of sapacitabine administered twice daily for seven consecutive days every 21 days or three consecutive days per week for two weeks every 21 days. The MTD was reached at 375 mg on the seven-day schedule and 475 mg on the three-day schedule. Dose-limiting toxicity was gastrointestinal which included abdominal pain, diarrhea, small bowel obstruction and neutropenic colitis. One patient treated at the MTD of 375 mg on the seven-day schedule died of complications from neutropenic colitis. Among 46 patients, 42 with AML and 4 with MDS, in this dose escalating study, the best responses were complete remission, or CR, or complete remission without platelet recovery, or CRp, in six patients for an Overall Response Rate of 13%. In addition, 15 patients had a significant decrease in bone marrow blasts including seven with blast reduction to 5% or less. The study was conducted at The University of Texas M. D. Anderson Cancer Center and is led by Hagop Kantarjian, M.D., Professor of Medicine and Chairman of the Leukemia Department and Dr. William Plunkett, Professor and Chief, Section of Molecular and Cellular Oncology, Department of Experimental Therapeutics.
Phase 2 randomized clinical trial in elderly patients with AML previously untreated or in first relapse
          In December 2007, we initiated an open-label, multicenter, randomized Phase 2 clinical trial of oral sapacitabine in 60 elderly patients with AML aged 70 or older who are previously untreated or in first relapse. The Phase 2 study, led by Dr. Kantarjian, has a primary endpoint of 1-year survival rate of three dosing schedules of sapacitabine in elderly patients with previously untreated or first relapsed AML. Secondary objectives are to assess CR or CRp, partial remission, or PR, duration of CR or CRp, or major hematological improvement and their corresponding durations, transfusion requirements, number of hospitalized days and safety. The study uses a selection design with the objective of identifying a dosing schedule among three different arms, A. 200 mg twice daily for seven days every 3-4 weeks, B. 300 mg twice daily for seven days every 3-4 weeks, and C. 400 mg twice daily for three days per week for two weeks every 3-4 weeks, which produces a better 1-year survival rate in the event that all three dosing schedules are active. Each arm enrolled and treated 20 patients. Approximately 55% of patients had AML de novo and the rest had AML preceded by antecedent hematological disorder, or AHD, such as MDS, or myeloproliferative disease. Eighty percent of the patients were untreated and 20% in first relapse. We completed enrollment of 60 AML patients in this study in October 2008. In December 2009, at the 51st Annual Meeting of ASH we reported 1-year survival data.
     The primary endpoint of 1-year survival was 35% on Arm A, 30% on Arm C and 10% on Arm B. The median overall survival was 212 days on Arm C (range of 13 to over 654 days), 197 days on Arm A (range of 26 to over 610 days) and 100 days on Arm B (range of 6 to over 646 days). Overall response rate, or ORR, a secondary endpoint, was 45% on Arm A, 35% on Arm C and 25% on Arm B with CR rate of 25% on Arm C and 10% on Arms A and B. Thirty-day mortality was 10% on Arm C and Arm A and 20% on Arm B. Approximately 30% of all patients received sapacitabine for at least 6 cycles. Fifteen patients who survived one year or more received an average of 12 treatment cycles.
     Exploratory subgroup analysis suggests that (i) Arm C may be more effective for de novo AML and (ii) Arm A may be more effective for AML preceded by AHD, such as MDS.
     The 3-day dosing schedule in Arm C was selected for further clinical development in elderly patients with de novo AML based on a 1-year survival rate of 30%, ORR of 35% with durable CRs. The 7-day dosing schedule in Arm A was selected for further clinical development in elderly patients with AML preceded by AHD based on a 1-year survival rate of 35%, ORR of 45% with durable hematological improvement.
Randomized Phase 2 clinical trial in older patients with MDS as a second-line treatment
          In September 2008, we advanced sapacitabine into Phase 2 development as a second-line treatment in patients aged 60 or older with MDS who are previously treated with hypomethylating agents. The MDS stratum of the study is designed as a protocol amendment expanding the ongoing Phase 2 trial of sapacitabine in AML described above, to include a cohort of patients with MDS. Patients with MDS often progress to AML. The primary objective of the MDS stratum is to evaluate the 1-year survival rate of three dosing schedules of sapacitabine. Secondary objectives are to assess the number of patients who have achieved CR or CRp, PR, hematological improvement and their corresponding durations, transfusion requirements, number of hospitalization days and safety. The study uses a selection design with the objective of identifying a dosing schedule which produces a better 1-year survival rate for each stratum in the event that all three dosing schedules are active.
     In December 2010, at the ASH annual meeting, we reported 1-year survival data from a Phase 2 randomized trial of oral sapacitabine capsules, a novel nucleoside analogue, in older patients with MDS refractory to hypomethylating agents, such as azacitidine and decitabine.
     The study uses a selection design with the objective of identifying a dosing schedule that produces a better 1-year survival rate in the event that all three dosing schedules are active. The study enrolled 61 patients aged 60 or older with MDS refractory to hypomethylating agents randomized across three dosing schedules of sapacitabine: 21 patients in Arm A, a 7-day low dose regimen (200 mg b.i.d.); 20 patients in Arm B, a 7-day high dose regimen (300 mg b.i.d.) and 20 patients in Arm C, a 3-day high dose regimen (400 mg b.i.d.). Approximately 77% of patients were aged 70 years or older and 84% were scored as intermediate-2 or high risk by IPSS, the International Prognostic Scoring System. Baseline blast counts were between 11% and 29% in 51% of the patients. All patients were previously treated with hypomethylating agents: 43% with azacitidine, 34% with decitabine and 23% were double refractory patients as they were treated with both azacitidine and decitabine (7 on Arm A, 4 on Arm B and 3 on Arm C). Approximately 16% were previously treated with lenalidomide in addition to hypomethylating agents.
     The primary endpoint of 1-year survival was achieved in 29% of the patients on Arm A, 30% of the patients on Arm B and 35% of the patients on Arm C. The median overall survival was 217 days on Arm A (range of 15 to 663 days), 232 days on Arm B (range of 37 to over 811 days) and 236 days on Arm C (range of 16 to over 672 days). Overall response rate, a secondary endpoint consisting of the rate of CR, CRp, PR, CRi or hematological improvement, was 24% for patients on Arm A, 35% for patients on Arm B and 15% for patients on Arm C. Two patients achieved a CR both on Arm A. Approximately 20% of all patients received sapacitabine for 4 to 6 cycles and 15% for 7 or more cycles. The mortality rate from all causes within thirty days of randomization was 6.6%.
Randomized Phase 3 pivotal trial, SEAMLESS, as a front-line treatment in elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy
     On January 11, 2011, we opened enrollment of the SEAMLESS pivotal Phase 3 trial for the Company’s sapacitabine oral capsules as a front-line treatment of elderly patients aged 70 years or older with newly diagnosed AML who are not candidates for intensive induction chemotherapy. The study is being conducted under an SPA agreement that Cyclacel reached with the FDA. SEAMLESS builds on promising 1-year survival observed in elderly patients aged 70 years or older with newly diagnosed AML or AML in first relapse enrolled in a Phase 2 study of single agent sapacitabine.

     The SEAMLESS study is chaired by Hagop M. Kantarjian, M.D., Chairman and Professor, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, Texas. SEAMLESS is a multicenter, randomized, Phase 3 study comparing three treatment arms. In Arm A sapacitabine is administered in alternating cycles with decitabine, in Arm B sapacitabine is administered alone and in Arm C decitabine is administered alone. The primary efficacy endpoint is overall survival. The study is designed to demonstrate an improvement in overall survival of either of two pairwise comparisons: (1) Arm A versus Arm C or (2) Arm B versus Arm C. Approximately 150 patients per arm or a total of 450 patients from approximately 50 centers will be enrolled. SEAMLESS will be monitored by a Data Safety Monitoring Board (DSMB). A prespecified interim analysis for futility will be performed and reviewed by the DSMB.
     On September 13, 2010, we reached agreement with the FDA regarding the SPA, on the design of a pivotal Phase 3 trial, the SEAMLESS trial. An SPA provides trial sponsors with an FDA agreement that the design and analysis of the trial adequately address objectives in support of a submission for a marketing application if the trial is performed according to the SPA. The SPA may only be changed through a written agreement between the sponsor and the FDA, or if the FDA becomes aware of a substantial scientific issue essential to product efficacy or safety. However, an SPA does not provide any assurance that a marketing application would be approved by the FDA. Furthermore, Phase 3 clinical trials are time-consuming and expensive, and because we have limited resources, we may be required to collaborate with a third party or raise additional funds. However, there is no assurance that we will be able to do so.
Solid Tumors
Phase 1 clinical trials in patients with refractory solid tumors or lymphomas
          Two Phase 1 studies of sapacitabine were completed by Daiichi-Sankyo, from which we in-licensed sapacitabine, evaluating 87 patients in refractory solid tumors. In addition, we conducted a Phase 1b dose escalation clinical trial in patients with refractory solid tumors or lymphomas. Preliminary results of the Phase 1b study were reported at the EORTC-NCI-AACR Molecular Targets and Cancer Therapeutics meeting in November 2006. The primary objective of the study was to evaluate the safety profile of sapacitabine administered twice daily for 14 consecutive days or 7 consecutive days every 21 days. Of the 37 treated patients, 28 received the drug twice daily for 14 days and 9 received the drug twice daily for 7 days. The dose-limiting toxicity was reversible myelosuppression. One patient treated at the maximum tolerated dose died of candida sepsis in the setting of grade 4 neutropenia and thrombocytopenia. Non-hematological toxicities were mostly mild to moderate. The best response by investigator assessment was stable disease in 13 patients, five with non-small cell lung cancer, two with breast cancer, two with ovarian cancer and one each with colorectal cancer, adenocarcinoma of unknown primary, gastrointestinal stromal tumor, and parotid acinar carcinoma.
Phase 2 clinical trial in patients with non-small cell lung cancer
          In January 2009, we began treating patients in a Phase 2, open label, single arm, multicenter, clinical trial in patients with NSCLC who have had one prior chemotherapy. This study builds on the observation of prolonged stable disease of four months or longer experienced by heavily pretreated NSCLC patients involved in two Phase 1 studies of sapacitabine. The multicenter Phase 2 trial is led by Philip D. Bonomi, M.D., at Rush University Medical Center, Chicago. The primary objective of the study is to evaluate the rate of response and stable disease in patients with previously treated NSCLC. Secondary objectives are to assess progression-free survival, duration of response, duration of stable disease, 1-year survival, overall survival and safety. The study will enroll approximately 40 patients and has a lead-in phase for dose escalation with the objective of defining a recommended dose followed by a second stage in which patients will be treated at the recommended dose.
Phase 2 clinical trial in patients with cutaneous T-cell lymphoma, or CTCL
          In April 2007, we initiated a Phase 2 clinical trial in patients with advanced CTCL, a cancer of T-lymphocytes, or white blood cells, which causes disfiguring skin lesions and severe itching. The primary objective of the study is to evaluate tolerability and response rate of 50 mg and 100 mg regimens of sapacitabine both twice a day for three days per week for two weeks in a three week cycle in patients with progressive, recurrent, or persistent CTCL on or following two systemic therapies. The study uses a selection design to choose an optimal dose if both are active. Secondary objectives are to assess response duration, time to response, time to progression and relief of pruritus or itching. Non-hematological toxicities were mostly mild to moderate. The best response by investigator assessment was partial response in 3 patients out of 16 enrolled. We stopped the trial in order to re-direct our resources to sapacitabine clinical trials with a higher priority.
Orphan Designation
European Union
          During May 2008, we received designation from the European Medicines Evaluation Agency, or EMEA, for sapacitabine as an orphan medicine in two separate indications: AML and MDS. The EMEA’s Committee for Orphan Medicinal Products, or COMP, adopted a positive opinion on the Company’s application to designate sapacitabine as an orphan medicinal product for the indications of AML and MDS. The objective of European orphan medicines legislation is to stimulate research and development of medicinal products for rare diseases by providing incentives to industry. An orphan designation in the European Union confers a range of benefits to sponsor companies including market exclusivity for a period of 10 years, EMEA scientific advice on protocol development, direct access to the centralized procedure for review of marketing authorizations, EMEA fee reductions and eligibility for grant support from European agencies.
United States
          In June 2010, we announced that the FDA granted orphan drug designation to our sapacitabine product candidate for the treatment of both AML and MDS. An orphan designation in the United States confers a range of benefits to sponsor companies, including market exclusivity for a period of seven years from the date of drug approval, the opportunity to apply for grant funding from the United States government to defray costs of clinical trial expenses, tax credits for clinical research expenses and a potential waiver of the FDA’s application user fee. Orphan status is granted by the FDA to promote the development of new drug therapies for the treatment of diseases that affect fewer than 200,000 individuals in the United States.
Seliciclib
          Although our current clinical development priorities are focused on sapacitabine only, our second drug candidate, seliciclib, is a novel, first-in-class, orally-available, CDK inhibitor. The compound selectively inhibits a spectrum of enzyme targets -CDK2, CDK7 and CDK9- that are central to the process of cell division and cell cycle control. The target profile of seliciclib is differentiated from the published target profile of other CDK inhibitors. Its selectivity is differentiated by recent publications by independent investigators which showed that seliciclib (i) is more active against NSCLC cells with K-Ras or N-Ras mutations than those with wild type Ras and (ii) overcomes resistance to letrozole (Femara®) in breast cancer cells caused by a particular form of cyclin E in complex with CDK2. Preclinical studies have shown that the drug works by inducing cell apoptosis, or cell suicide, in multiple phases of the cell cycle. To date, seliciclib has been evaluated in approximately 450 patients in several Phase 1 and 2 studies and has shown signs of anti-cancer activity. We have retained worldwide rights to commercialize seliciclib.
Phase 1 clinical trials in patients with refractory solid tumors
          We have completed two Phase 1 trials that enrolled 24 healthy volunteers and three Phase 1 trials that enrolled a total of 84 cancer patients testing different doses and schedules. The primary toxicities observed were of a non-hematological nature, including asthenia or weakness, elevation of liver enzymes, hypokalemia or decreased potassium levels, nausea and vomiting and elevation in creatinine. Although these trials were designed to test safety rather than efficacy of seliciclib given alone as monotherapy in patients with solid tumors who failed multiple previous treatments, several of these patients appeared to have benefited from seliciclib treatment.
          Seliciclib was shown in a further Phase 1 study sponsored and conducted by independent investigators to have clinical antitumor activity in patients with nasopharyngeal cancer, measured as a decrease in the size of primary tumor and involved lymph nodes, as well as an increase in tumor cell deaths by biomarker analyses.
Phase 2 clinical trials in patients with NSCLC or breast cancer
          Four Phase 2 trials have been conducted in cancer patients to evaluate the tolerability and antitumor activities of seliciclib alone or in combination with standard chemotherapies used in the treatment of advanced NSCLC or breast cancer. Interim data from two Phase 2 open-label studies of a total of 52 patients with NSCLC, suggest that seliciclib treatment did not aggravate the known toxicities of standard first and second-line chemotherapies nor appear to cause unexpected toxicities, although these trials were not designed to provide statistically significant comparisons. The combination of seliciclib with a standard dose of capecitabine (Xeloda®) was not well tolerated in patients with advanced breast cancer.
          On December 21, 2010, we announced topline results from APPRAISE, our Phase 2b, randomized discontinuation, double-blinded, placebo-controlled, study of oral seliciclib capsules as a third line or later treatment in patients with NSCLC. Topline results, after unblinding the treatment assignment among randomized patients, showed that there was no difference between the seliciclib and placebo arms in terms of progression free survival, or PFS, (48 versus 53 days respectively) but an increase in median overall survival was observed favoring the seliciclib arm over the placebo arm (388 versus 218 days respectively). A total of 187 patients from 21 centers in the United States were entered in the study after having progressed on at least two prior therapeutic regimens for their NSCLC. Of these, 53 (28%) were randomized, 27 on seliciclib and 26 on placebo. Forty-five out of 53 randomized patients (85%) received 3 or more prior therapies and 45 out of 53 randomized patients (85%) previously received at least one EGFR inhibitor drug (22 on seliciclib and 23 on placebo). Fourteen patients were crossed-over to the seliciclib arm after their cancer progressed while they were receiving placebo. Study data demonstrated seliciclib to be safe at the administered dose. There was no difference between the seliciclib and placebo arms in terms of PFS of 48 days on the seliciclib arm versus 53 days on the placebo arm. However an increase in median overall survival was observed of 388 days on the seliciclib arm versus 218 days on the placebo arm.
          APPRAISE was a double-blinded, randomized study of single agent seliciclib versus best supportive care in patients with NSCLC treated with at least two prior systemic therapies. APPRAISE was led by Chandra P. Belani, M.D. at Milton S. Hershey Medical Center, Penn State University. The study’s main objective was to learn the anti-tumor activity of seliciclib as a single agent in refractory NSCLC and help determine further development strategies. The study design was randomized discontinuation. All patients received seliciclib at a dose of 1200 mg twice a day for three days for at least three cycles of two weeks each. Patients who achieved stable disease after three cycles were randomized to continue on seliciclib or receive placebo with best supportive care. Patients in the placebo arm who progressed were given the option to cross-over and again receive seliciclib. The primary efficacy endpoint of APPRAISE was doubling progression free survival, or PFS, measured in the randomized portion of the study.
          In August 2008, we announced that an independent data review committee, or IDRC, completed a review of the first interim analysis data from the study. The IDRC assessed the safety profile of seliciclib and recommended that the study continue after reviewing data from 173 patients with previously-treated NSCLC, of whom 45 proceeded into the blinded portion of the study and were randomized to receive either seliciclib or best supportive care. Based on the interim data, the IDRC reached the following main conclusions: there were no safety concerns that would warrant stopping the study; there was no trend favoring the seliciclib treatment arm; and as a definitive conclusion could not be reached because of the low number of events, it was recommended that the study be continued. Based on our cost versus benefit analysis, we decided not to enroll additional patients. The APPRAISE trial continued with the 191 patients already enrolled until the last enrolled patient had completed follow-up. In accordance with the protocol, we remain blinded to the study data during the whole process.
Phase 2 clinical trials in patients with NPC
          In November 2007, we commenced a Phase 2 multicenter, international, blinded randomized study of oral seliciclib as a single agent in patients with NPC. The primary objective is to evaluate 6-month progression free survival, or PFS, of two dosing schedules of seliciclib in approximately 75 patients with previously treated NPC. Secondary objectives are overall survival, response rate, response duration, safety and tolerability. The first part of the study is designed to confirm safety and tolerability of 400 mg twice a day for four days per week or 800 mg once a day for four days per week of seliciclib. It is open to approximately 12 to 24 patients with advanced solid tumors as well as patients with NPC. The second part of the study is designed to detect major differences between the two dosing schedules of seliciclib and a placebo group in terms of 6-month PFS in approximately 51 patients. The start of the second part of the study is dependent on clinical data from the lead-in phase and available resources.
          In May 2009, at the ASCO annual meeting, we reported interim data from the lead-in portion of the Phase 2 study which demonstrated that oral seliciclib could be safely administered in two dosing schedules which were well tolerated and met the criteria for proceeding to the randomized stage of the study. Seliciclib treatment resulted in prolonged stable disease in 70% of previously-treated NPC patients, including 3 with stable disease lasting longer than 8 months, suggesting seliciclib inhibits tumor growth in NPC. The data support further clinical development of oral seliciclib in NPC.
CYC116
          In June 2007, we initiated a multicenter Phase 1 pharmacologic clinical trial of CYC116, an orally-available inhibitor of Aurora kinase A and B and VEGFR2, in patients with advanced solid tumors. The multicenter Phase 1 trial, now completed, is designed to examine the safety and tolerability of CYC116 in patients with advanced solid tumors. The primary objective of the study is to determine the maximum tolerated dose. Secondary objectives are to evaluate pharmacokinetic and pharmacodynamic effects of the drug and document anti-tumor activity. Aurora kinases, or AK, are a family of serine/threonine protein kinases discovered by Professor David Glover, our Chief Scientist, which are only expressed in actively dividing cells and are crucial for the process of cell division or mitosis. These proteins, which have been found to be over-expressed in many types of cancer, have generated significant scientific and commercial interest as cancer drug targets. VEGFR2 is a receptor protein that plays a key regulatory role in the angiogenesis pathway, or blood vessel formation. VEGFR is targeted by recently approved drugs such as bevacizumab and sorafenib indicated for the treatment of several solid cancers, such as breast, colorectal, kidney, liver and lung. We have retained worldwide rights to commercialize CYC116. Further work on CYC116 will be undertaken when appropriate levels of resource are available to direct to the program.
CYC065
          In December 2010, at the ASH conference, we announced the presentation of new preclinical data for CYC065, a novel, orally-available, cell cycle kinase inhibitor currently in IND-directed development. CYC065 and other compounds in a related series target the same key CDK/cyclin complexes which are targeted by seliciclib. CYC065 retains the specificity and mechanism of action of seliciclib, but has increased anti-proliferative potency and improved pharmaceutical properties.
          The data was presented by Noopur Raje, M.D., Director of the Center for Multiple Myeloma at Massachusetts General Hospital Cancer Center in Boston and Associate Professor of Medicine at Harvard Medical School. Dr. Raje and colleagues presented results of a study entitled, “CYC065, a Potent Derivative of Seliciclib Is Active In Multiple Myeloma In Preclinical Studies”. The data demonstrate that CYC065 is cytotoxic at sub-micromolar concentrations against myeloma cell lines and CD138+ myeloma cells derived from patients. CYC065 demonstrated antiproliferative activity even in the presence of the growth stimulatory effects of both cytokines and bone marrow stromal cells. CYC065 induced apoptosis in myeloma cells as evidenced by the appearance of cleaved PARP.
          Cyclacel discovered CYC065 and other novel CDK inhibitors in collaboration with the Cancer Research UK Centre for Cancer Therapeutics at The Institute of Cancer Research (ICR), London, UK.
Other programs
          We have allocated limited resources to other programs allowing us to maintain and build on our core competency in cell cycle biology and related drug discovery. In our second generation CDK inhibitor program, we have discovered several series of CDK inhibitors that we believe may prove to be more potent anticancer agents than seliciclib based on preclinical observations. In our polo-like kinase or Plk inhibitor program we have discovered potent and selective small molecule inhibitors of Plk1, a kinase active during cell division, targeting the mitotic phase of the cell cycle. Plk was discovered by Professor David Glover, our Chief Scientist. The Company has a number of earlier stage programs for which limited or no resources will be allocated. For example, extensive preclinical data published by independent investigators evidence activity by our CDK inhibitors, including seliciclib, in various autoimmune and inflammatory diseases and conditions associated with aberrant cell proliferation including glaucoma, graft-versus-host disease, idiopathic pulmonary fibrosis, lupus nephritis, polycystic kidney disease and rheumatoid arthritis. In our GSK-3 inhibitor program we have demonstrated evidence of activity in preclinical models of Type 2 Diabetes.
          Where appropriate we intend to progress such programs through collaboration with groups that specialize in the particular disease area until such times that these programs can be partnered and/or progressed should funding become available.
Hdm2 Inhibitors
     One of the key cell cycle regulatory proteins is p53, a protein discovered by our founder, Professor Sir David Lane. When active, p53 causes cell arrest at the G1/S checkpoint, inducing apoptosis in cancer cells. Under normal circumstances, p53 is held in an inactive form by binding to another regulatory protein, Hdm2. In this program, we have investigated ways of disrupting the interaction between Hdm2 and p53, thus activating p53. Through virtual screening technologies, we have identified two small molecule classes capable of breaking the binding between p53 and Hdm2.
Cyclin Binding Groove Inhibitors
     The activity of CDK can be inhibited by various methods, such as by blocking the ATP site, as is the case with seliciclib, or by inhibiting the substrate binding site on the associated cyclin protein. Preventing cyclin A from binding to its substrates results in cell cycle arrest and induces apoptosis in cancer cells. This was the subject of a two-year collaboration with AstraZeneca that concluded in mid-2003. We have retained all intellectual property rights associated with this program.
Non-oncology Programs
Cell Cycle Inhibitors in Autoimmune & Inflammatory Diseases
     Preclinical results from several independent investigators suggest that cell cycle inhibitors such as seliciclib and its backup molecules arrest the progress of the cell cycle and may have therapeutic benefit in the treatment of patients with autoimmune and inflammatory diseases as well as in diseases characterized by uncontrolled cell proliferation. Published data indicate potential benefit in graft-versus-host disease, idiopathic pulmonary fibrosis, glomerulonephritis, lupus nephritis, polycystic kidney disease and rheumatoid arthritis.
CDK Inhibitors in Virology
     Cell cycle inhibitors may be useful in the treatment of viral diseases to the extent that drugs can be developed that prevent the replication of virus in infected host cells while sparing most uninfected cells. If this is proven in humans, cell cycle inhibitors may have significant potential in this area, as they do not rely on viral targets and are less likely to induce viral resistance, a major cause of failure of currently available antiviral drugs. We have investigated a number of compounds in this program, some of which appear to reduce HIV levels in biological tests with antiviral potency equivalent to some existing HIV/AIDS therapeutic agents. We intend to progress this program through collaboration with groups that specialize in virology research.
GSK-3 Inhibitors in Type 2 Diabetes
     Inhibition of Glycogen Synthase Kinase-3 or GSK-3, downstream of insulin action, is an essential element in the body’s regulation of blood sugar, and is a recognized target for the treatment of Type 2 diabetes. GSK-3 is a serine/threonine protein kinase that is structurally very similar to CDK. We have identified four chemical families of GSK-3 inhibitors some of which are potent at picomolar concentrations which we believe are among the most potent GSK-3 inhibitors disclosed in relevant research literature. We have selected two lead compounds from the series, both of which have achieved proof-of-concept in the standard obese Zucker rat model of diabetes, demonstrating stimulation of glycogen synthase, improvement in glucose tolerance and regulation of triglycerides. We intend to progress this program through collaboration with groups that specialize in diabetes research.
Commercial Products
     We have exclusive rights to sell and distribute three products in the United States and Canada used primarily to manage the effects of radiation or chemotherapy in cancer patients: Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges. All three products are approved in the United States under FDA 510 (k) or medical device registrations.
Xclair® Cream
     Xclair® is an aqueous cream containing sodium hyaluronate, or hyaluronic acid, and glycyrrhetinic acid that is formulated to relieve symptoms associated with radiation dermatitis. Sodium hyaluronate is the key water-regulating substance in human skin. Sodium hyaluronate has high viscoelasticity and lubricity. When sodium hyaluronate solution is applied on the surface of skin, it forms an air permeable layer that keeps skin moist and smooth. Small molecular weight sodium hyaluronate can penetrate into the dermis where it combines with water to promote microcirculation, nutrient absorption, and metabolism. Glycyrrhetinic acid reduces inflammation and is believed to have immunomodulatory properties.
Numoisyn® Liquid
          Numoisyn® Liquid is an oral solution used to replace natural saliva when salivary glands are damaged. The viscosity of Numoisyn® Liquid is similar to that of natural saliva. Linseed extract in Numoisyn® Liquid contains mucins that provide superior viscosity and reduced friction compared to water or carboxymethylcellulose or CMC solutions. Linseed extract significantly reduces the symptoms of dry mouth with increasing effect over time while Numoisyn® Liquid is used.
Numoisyn® Lozenges
Numoisyn® Lozenges dissolve slowly while moved around in the mouth. They contain sorbitol and malic acid to stimulate normal salivation and provide temporary relief of dry mouth in patients who have some residual secretory function and taste perception. Numoisyn® Lozenges support saliva’s natural protection of teeth so that teeth are not damaged with repeated use of the lozenges. They are sugar free and buffered with calcium to protect teeth. Numoisyn® Lozenges have been demonstrated to be safe and effective for long-term use and are well tolerated by patients. Use of Numoisyn® Lozenges improves subjective symptoms of dry mouth and does not cause bacteria or plaque formation or loss of tooth enamel hardness.

RISK FACTORS
          Investing in our securities involves risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in Cyclacel. Prior to making a decision about investing in our securities, you should carefully consider the specific factors set forth below as well as the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent Annual Report on Form 10-K, which is on file with the SEC and is incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.
Risks Associated with Development and Commercialization of our Drug Candidates
Clinical trial designs that were discussed with the authorities prior to their commencement may subsequently be considered insufficient for approval at the time of application for regulatory approval. Thus, our SPA regarding our SEAMLESS trial does not guarantee marketing approval or approval of our sapacitabine oral capsules for the treatment of acute myeloid leukemia.
     On September 13, 2010, we reached agreement with the FDA regarding an SPA on the design of a pivotal Phase 3 trial for our sapacitabine oral capsules as a front-line treatment in elderly patients aged 70 years or older with newly diagnosed acute myeloid leukemia, or AML, who are not candidates for intensive induction chemotherapy, or the SEAMLESS trial. An SPA provides trial sponsors with an agreement from the FDA that the design and analysis of the trial adequately address objectives in support of a submission for a marketing application if the trial is performed according to the SPA. The SPA may only be changed through a written agreement between the sponsor and the FDA or if the FDA becomes aware of a substantial scientific issue essential to product efficacy or safety. On January 11, 2011, we opened enrollment of the SEAMLESS trial.
     An SPA, however, neither guarantees approval nor provides any assurance that a marketing application would be approved by the FDA. There are companies that have been granted SPAs but have ultimately failed to obtain final approval to market their drugs. The FDA may revise previous guidance or decide to ignore previous guidance at any time during the course of clinical activities or after the completion of clinical trials. The FDA may raise issues relating to, among other things, safety, study conduct, bias, deviation from the protocol, statistical power, patient completion rates, changes in scientific or medical parameters or internal inconsistencies in the data prior to making its final decision. The FDA may also seek the guidance of an outside advisory committee prior to making its final decision. Even with successful clinical safety and efficacy data, including such data from a clinical trial conducted pursuant to an SPA, we may be required to conduct additional, expensive clinical trials to obtain regulatory approval.
The development program for our lead drug candidate sapacitabine is based, in part, on intellectual property rights we license from others and any termination of this license could seriously harm our business.
     Pursuant to the Daiichi-Sankyo license under which we license certain patent rights for sapacitabine, our lead drug candidate, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and to use reasonable efforts to obtain regulatory approval to sell the products in at least one country by September 2011, unless we are prevented from doing so by virtue of an “exceptional cause,” which generally constitutes a scientific or other technical cause outside of our control or arising from the activities of third parties, difficulties outside of our reasonable control in patient recruitment into trials or any significant, unexpected change in the regulatory requirements in a country affecting the development of our drug candidate. If regulatory approval is not obtained by September 2011, and there has been no exceptional cause responsible for the delay, the agreement provides that Daiichi-Sankyo may terminate the license. As it is unlikely that regulatory approval for the product will be obtained by September 2011 it is the Company’s intention to negotiate an appropriate amendment to this date on various grounds, among other things, changes that have taken place in the regulatory environment, as provided within the agreement. If negotiation was not successful, litigation could ensue and there would be no assurances as to the result thereof. Termination of the license agreement could seriously harm our business. On termination, if Daiichi-Sankyo wishes to acquire an exclusive license to sapacitabine intellectual property developed by us during the term of the license, Daiichi-Sankyo may notify us and the parties will meet to negotiate commercial terms in good faith. If agreement cannot be reached, the terms of the exclusive license are to be determined by an expert.
     In general, the license may be terminated by us for technical, scientific, efficacy, safety, or commercial reasons on six months notice, or twelve months if after a launch of a sapacitabine-based product, or by either party for material default.
     Although we are currently in compliance with all of our material obligations under this license, if we were to breach any such obligations, our counterparty may be entitled to terminate the license. This would restrict or delay or eliminate our ability to develop and commercialize these drug candidates, which could adversely affect our business.

If we fail to enter into and maintain successful strategic alliances for our drug candidates, we may have to reduce or delay our drug candidate development or increase our expenditures.
     An important element of our strategy for developing, manufacturing and commercializing our drug candidates is entering into strategic alliances with pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity.
     We face significant competition in seeking appropriate alliances. We may not be able to negotiate alliances on acceptable terms, if at all. In addition, these alliances may be unsuccessful. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our drug development or research programs. If we elect to fund drug development or research programs on our own, we will have to increase our expenditures and will need to obtain additional funding, which may be unavailable or available only on unfavorable terms.
Clinical trials are expensive, time consuming, subject to delay and may be required to continue beyond our available funding.
     Clinical trials are expensive, complex can take many years to conduct and may have uncertain outcomes. We estimate that clinical trials of our most advanced drug candidates may be required to continue beyond our available funding and may take several years more to complete. The designs used in some of our trials have not been used widely by other pharmaceutical companies. Failure can occur at any stage of the testing and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of our current or future drug candidates, including but not limited to:
•	delays in securing clinical investigators or trial sites for our clinical trials;

•	delays in obtaining institutional review board, or IRB, and other regulatory approvals to commence a clinical trial;

•	slower than anticipated rates of patient recruitment and enrollment, or reaching the targeted number of patients because of competition for patients from other trials or other reasons;

•	negative or inconclusive results from clinical trials;

•	unforeseen safety issues;

•	uncertain dosing issues may or may not be related to suboptimal pharmacokinetic and pharmacodynamic behaviors;

•	approval and introduction of new therapies or changes in standards of practice or regulatory guidance that render our clinical trial endpoints or the targeting of our proposed indications obsolete;

•	inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols;

•	inability to replicate in large controlled studies safety and efficacy data obtained from a limited number of patients in uncontrolled trials;

•	inability or unwillingness of medical investigators to follow our clinical protocols; and

•	unavailability of clinical trial supplies.
If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue development of our drug candidates or generate revenue and our development costs could increase significantly. Adverse events have been observed in our clinical trials and may force us to stop development of our product candidates or prevent regulatory approval of our product candidates.
     Adverse or inconclusive results from our clinical trials may substantially delay, or halt entirely, any further development of our drug candidates. Many companies have failed to demonstrate the safety or effectiveness of drug candidates in later stage clinical trials notwithstanding favorable results in early stage clinical trials. Previously unforeseen and unacceptable side effects could interrupt, delay or halt clinical trials of our drug candidates and could result in the FDA or other regulatory authorities denying approval of our drug candidates. We will need to demonstrate safety and efficacy for specific indications of use, and monitor safety and compliance with clinical trial protocols throughout the development process. To date, long-term safety and efficacy has not been demonstrated in clinical trials for any of our drug candidates. Toxicity and “serious adverse events” as defined in trial protocols have been noted in preclinical and clinical trials involving certain of our drug candidates. For example, neutropenia and gastro-intestinal toxicity were observed in patients receiving sapacitabine and elevations of liver enzymes and decrease in potassium levels have been observed in patients receiving seliciclib.
     In addition, we may pursue clinical trials for sapacitabine and seliciclib in more than one indication. There is a risk that severe toxicity observed in a trial for one indication could result in the delay or suspension of all trials involving the same drug candidate. Even if we believe the data collected from clinical trials of our drug candidates are promising with respect to safety and efficacy, such data may not be deemed sufficient by regulatory authorities to warrant product approval. Clinical data can be interpreted in different ways. Regulatory officials could interpret such data in different ways than we do which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Any failure or significant delay in completing clinical trials for our drug candidates, or in receiving regulatory approval for the commercialization of our drug candidates, may severely harm our business and reputation.
If our understanding of the role played by CDKs or AKs in regulating the cell cycle is incorrect, this may hinder pursuit of our clinical and regulatory strategy.
     Our development of small molecule inhibitors of CDK and AK is based on our understanding of the mechanisms of action of CDK and AK inhibitors and their interaction with other cellular mechanisms. One of our drug candidates, seliciclib, is a CDK inhibitor, and CYC116 is an AK and VEGFR2 inhibitor. Although a number of pharmaceutical and biotechnology companies are attempting to develop CDK or AK inhibitor drugs for the treatment of cancer, no CDK or AK inhibitor has yet reached the market. If our understanding of the role played by CDK or AK inhibitors in regulating the cell cycle is incorrect, seliciclib and/or CYC116 may fail to produce therapeutically relevant results hindering our ability to pursue our clinical and regulatory strategy.
We are making use of biomarkers, which are not scientifically validated, and our reliance on biomarker data may thus lead us to direct our resources inefficiently.
     We are making use of biomarkers in an effort to facilitate our drug development and to optimize our clinical trials. Biomarkers are proteins or other substances whose presence in the blood can serve as an indicator of specific cell processes. We believe that these biological markers serve a useful purpose in helping us to evaluate whether our drug candidates are having their intended effects through their assumed mechanisms, and thus enable us to identify more promising drug candidates at an early stage and to direct our resources efficiently. We also believe that biomarkers may eventually allow us to improve patient selection in connection with clinical trials and monitor patient compliance with trial protocols.
     For most purposes, however, biomarkers have not been scientifically validated. If our understanding and use of biomarkers is inaccurate or flawed, or if our reliance on them is otherwise misplaced, then we will not only fail to realize any benefits from using biomarkers, but may also be led to invest time and financial resources inefficiently in attempting to develop inappropriate drug candidates. Moreover, although the FDA has issued for comment a draft guidance document on the potential use of biomarker data in clinical development, such data are not currently accepted by the FDA or other regulatory agencies in the United States, the European Union or elsewhere in applications for regulatory approval of drug candidates and there is no guarantee that such data will ever be accepted by the relevant authorities in this connection. Our biomarker data should not be interpreted as evidence of efficacy.
Due to our reliance on contract research organizations or other third parties to conduct clinical trials, we may be unable to directly control the timing, conduct and expense of our clinical trials.
     We do not have the ability to independently conduct clinical trials required to obtain regulatory approvals for our drug candidates. We must rely on third parties, such as contract research organizations, data management companies, contract clinical research associates, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third parties to assist with our preclinical development of drug candidates. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates.
To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.
     Although we are not currently party to any collaboration arrangement or strategic alliance that is material to our business, in the future we expect to be dependent upon collaborative arrangements or strategic alliances to complete the development and commercialization of some of our drug candidates particularly after the Phase 2 stage of clinical testing. These arrangements may place the development of our drug candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.
     We may be unable to locate and enter into favorable agreements with third parties, which could delay or impair our ability to develop and commercialize our drug candidates and could increase our costs of development and commercialization. Dependence on collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:
•	we may not be able to control the amount and timing of resources that our collaborators may devote to the drug candidates;

•	our collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete our obligations under any arrangement;

•	a collaborator could independently move forward with a competing drug candidate developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our drug candidates.
We have no manufacturing capacity and will rely on third party manufacturers for the late stage development and commercialization of any drugs or devices we may develop or sell.
     We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates under development or our currently marketed ALIGN products. We currently lack the resources or the capacity to manufacture any of our products on a clinical or commercial scale. We depend upon a third party, Sinclair, to manufacture the commercial products sold by our ALIGN subsidiary and we can not rely upon Sinclair to continue to supply the products. We anticipate future reliance on a limited number of third party manufacturers until we are able, or decide to, expand our operations to include manufacturing capacities. Any performance failure on the part of manufacturers could delay late stage clinical development or regulatory approval of our drug, the commercialization of our drugs or our ability to sell our commercial products, producing additional losses and depriving us of potential product revenues.
     If the FDA or other regulatory agencies approve any of our drug candidates for commercial sale, or if we significantly expand our clinical trials, we will need to manufacture them in larger quantities and will be required to secure alternative third-party suppliers to our current suppliers. To date, our drug candidates have been manufactured in small quantities for preclinical testing and clinical trials and we may not be able to successfully increase the manufacturing capacity, whether in collaboration with our current or future third-party manufacturers or on our own, for any of our drug candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and other regulatory bodies must review and approve. If we are unable to successfully increase the manufacturing capacity for a drug candidate whether for late stage clinical trials or for commercial sale or are unable to secure alternative third-party suppliers to our current suppliers, the drug development, regulatory approval or commercial launch of any related drugs may be delayed or blocked or there may be a shortage in supply. Even if any third party manufacturer makes improvements in the manufacturing process for our drug candidates, we may not own, or may have to share, the intellectual property rights to such innovation.
As we evolve from a company primarily involved in discovery and development to one also involved in the commercialization of drugs and devices, we may encounter difficulties in managing our growth and expanding our operations successfully.
     In order to execute our business strategy, we will need to expand our development, control and regulatory capabilities and develop financial, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. If our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and any growth will require us to make appropriate changes and upgrades, as necessary, to our operational, financial and management controls, reporting systems and procedures wherever we may operate. Any inability to manage growth could delay the execution of our business plan or disrupt our operations.
The failure to attract and retain skilled personnel and key relationships could impair our drug development and commercialization efforts.
     We are highly dependent on our senior management and key scientific, technical and sales and marketing personnel. Competition for these types of personnel is intense. The loss of the services of any member of our senior management, scientific, technical or sales or marketing staff may significantly delay or prevent the achievement of drug development and other business objectives and could have a material adverse effect on our business, operating results and financial condition. We also rely on consultants and advisors to assist us in formulating our strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us. The success of the commercialization of the ALIGN products depends, in large part, on our continued ability to develop and maintain important relationships with distributors and research and medical institutions. Failure to do that could have a material adverse effect on our ability to commercialize the ALIGN products.
     We intend to expand and develop new drug candidates. We will need to hire additional employees in order to continue our clinical trials and market our drug candidates and medical devices. This strategy will require us to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our drug candidates and commercialization of our potential drugs and growth of our business.

Our drug candidates are subject to extensive regulation, which can be costly and time-consuming, and we may not obtain approvals for the commercialization of any of our drug candidates.
     The clinical development, manufacturing, selling and marketing of our drug candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the European Union and elsewhere. These regulations also vary in important, meaningful ways from country to country. We are not permitted to market a potential drug in the United States until we receive approval of an NDA from the FDA. We have not received an NDA approval from the FDA for any of our drug candidates.
     Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an Investigational New Drug, or IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase 1, 2 and 3. The most significant costs associated with clinical development are the pivotal or suitable for registration late Phase 2 or Phase 3 clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, an NDA may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In addition, failure to comply with the FDA and other applicable foreign and U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. These include warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve either pending NDAs, or supplements to approved NDAs.
     Despite the substantial time and expense invested in preparation and submission of an NDA or equivalents in other jurisdictions, regulatory approval is never guaranteed. The FDA and other regulatory authorities in the United States, the European Union and elsewhere exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required for FDA or other regulatory approval will vary depending on the drug candidate, the disease or condition for which the drug candidate is intended to be used and the regulations and guidance documents applicable to any particular drug candidate. The FDA or other regulators can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to:
•	those discussed in the risk factor which immediately follows;

•	the fact that the FDA or other regulatory officials may not approve our or our third party manufacturer’s processes or facilities; or

•	the fact that new regulations may be enacted by the FDA or other regulators may change their approval policies or adoption of new regulations requiring new or different evidence of safety and efficacy for the intended use of a drug candidate.
With regard to the ALIGN products, and following regulatory approval of any of our drug candidates, we are subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our potential products.
     With regard to our ALIGN products and our drug candidates, if any, approved by the FDA or by another regulatory authority, we are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product or drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug or device, and could include withdrawal of the drug or device from the market.
     In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.
Our applications for regulatory approval could be delayed or denied due to problems with studies conducted before we in-licensed the rights to some of our product candidates.
     We currently license some of the compounds and drug candidates used in our research programs from third parties. These include sapacitabine which was licensed from Daiichi-Sankyo. Our present research involving these compounds relies upon previous research conducted by third parties over whom we had no control and before we in-licensed the drug candidates. In order to receive regulatory approval of a drug candidate, we must present all relevant data and information obtained during our research and development, including research conducted prior to our licensure of the drug candidate. Although we are not currently aware of any such problems, any problems that emerge with preclinical research and testing conducted prior to our in-licensing may affect future results or our ability to document prior research and to conduct clinical trials, which could delay, limit or prevent regulatory approval for our drug candidates.
We face intense competition and our competitors may develop drugs that are less expensive, safer, or more effective than our drug candidates.
     A large number of drug candidates are in development for the treatment of leukemia, lung cancer, lymphomas and nasopharyngeal cancer. Several pharmaceutical and biotechnology companies have nucleoside analogs or other products on the market or in clinical trials which may be competitive to sapacitabine in both hematological and oncology indications. These include Celgene, Cephalon, Eisai, Johnson & Johnson, Eli Lilly, Genzyme, GlaxoSmithKline, Hospira, Pfizer, Seattle Genetics, Sunesis and Vion. There are two other-orally available CDK inhibitor in Phase 2 clinical trials. PD-0332991 (Pfizer/Onyx) and PHA-848125 (Nerviano Medical Sciences) target different subsets of CDK enzymes and have a different mechanism of action from seliciclib. We believe that seliciclib is currently the most advanced orally available CDK-specific agent in Phase 2 clinical trials but that there are a number of companies, including AstraZeneca, Bayer-Schering, Eisai, Merck , Nerviano Medical Sciences, Pfizer, Piramal Life Sciences, and Roche that are developing CDK inhibitors in early stage clinical trials in cancer patients. Although Aventis, a predecessor of Sanofi-Aventis, had previously announced that it has ceased Phase 2 development of alvocidib or flavopiridol, a CDK inhibitor, we believe that the National Cancer Institute’s Cancer Therapy Evaluation Program, or CTEP, is continuing to enroll patients in a CTEP sponsored trial in patients with chronic leukemia. A number of companies are pursuing discovery and research activities in each of the other areas that are the subject of our research and drug development programs. We believe that AstraZeneca, Entremed, Merck, jointly with Vertex, Nerviano Medical Sciences, Pfizer, Rigel, Sunesis and Takeda-Millennium have commenced Phase 1 or Phase 2 clinical trials of Aurora kinase inhibitors in patients with advanced cancers. Several companies have reported selection of Aurora kinase inhibitor candidates for development and may have started or are expected to start clinical trials within the next twelve months. We believe that Boehringer Ingelheim, GlaxoSmithKline, Nerviano Medical Sciences, Onconova, Takeda-Millennium and Tekmira Pharmaceuticals Corporation have commenced Phase 1 or Phase 2 clinical trials with Plk inhibitor candidates for oncology indications. For our ALIGN products, we believe that Beiersdorf, Daiichi-Sankyo, Eisai, Johnson & Johnson, MPM Medical and other companies market products for radiation dermatitis and xerostomia.
     Our competitors, either alone or together with collaborators, may have substantially greater financial resources and research and development staff. Our competitors may also have more experience:
•	developing drug candidates;

•	conducting preclinical and clinical trials;

•	obtaining regulatory approvals; and

•	commercializing product candidates.
     Our competitors may succeed in obtaining patent protection and regulatory approval and may market drugs before we do. If our competitors market drugs that are less expensive, safer, more effective or more convenient to administer than our potential drugs, or that reach the market sooner than our potential drugs, we may not achieve commercial success. Scientific, clinical or technical developments by our competitors may render our drug candidates obsolete or noncompetitive. We anticipate that we will face increased competition in the future as new companies enter the markets and as scientific developments progress. If our drug candidates obtain regulatory approvals, but do not compete effectively in the marketplace, our business will suffer.
The commercial success of the ALIGN products and our drug candidates depends upon their market acceptance among physicians, patients, healthcare providers and payors and the medical community.
     It is necessary that our and our distribution partners’ products, including Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges achieve and maintain market acceptance. If our drug candidates are approved by the FDA or by another regulatory authority, the resulting drugs, if any, may not gain market acceptance among physicians, healthcare providers and payors, patients and the medical community. The degree of market acceptance of any of our approved drugs or devices will depend on a variety of factors, including:
•	timing of market introduction, number and clinical profile of competitive drugs;

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third party payors;

•	prevalence and severity of adverse side effects; and

•	other potential advantages over alternative treatment methods.
     If our drugs fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.
If we are unable to compete successfully in our market place, it will harm our business.
     There are existing products in the marketplace that compete with our products. Companies may develop new products that compete with our products. Certain of these competitors and potential competitors have longer operating histories, substantially greater product development capabilities and financial, scientific, marketing and sales resources. Competitors and potential competitors may also develop products that are safer, more effective or have other potential advantages compared to our products. In addition, research, development and commercialization efforts by others could render our products obsolete or non-competitive. Certain of our competitors and potential competitors have broader product offerings and extensive customer bases allowing them to adopt aggressive pricing policies that would enable them to gain market share. Competitive pressures could result in price reductions, reduced margins and loss of market share. We could encounter potential customers that, due to existing relationships with our competitors, are committed to products offered by those competitors. As a result, those potential customers may not consider purchasing our products.
There is uncertainty related to coverage, reimbursement and payment by healthcare providers and payors for the ALIGN products and newly approved drugs, if any. The inability or failure to obtain or maintain coverage could affect our ability to market the ALIGN products and our future drugs and decrease our ability to generate revenue.
     The availability and levels of coverage and reimbursement of newly approved drugs by healthcare providers and payors is subject to significant uncertainty. The commercial success of the ALIGN products and our drug candidates in both the United States and international markets is substantially dependent on whether third party coverage and reimbursement is available. The United States Centers for Medicare and Medicaid Services, health maintenance organizations and other third party payors in the United States, the European Union and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for our potential drugs. The ALIGN products and our drug candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow the ALIGN products or our drug candidates to be marketed on a competitive basis.
     In some countries, pricing of prescription drugs is subject to government control. In such countries, pricing negotiations with governmental authorities can take three to 12 months or longer following application to the competent authorities. To obtain reimbursement or pricing approval in such countries may require conducting an additional clinical trial comparing the cost-effectiveness of the drug to other alternatives. In the United States, the Medicare Part D drug benefit implemented in 2006 will limit drug coverage through formularies and other cost and utilization management programs, while Medicare Part B limits drug payments to a certain percentage of average price or through restrictive payment policies of “least costly alternatives” and “inherent reasonableness” Our business could be materially harmed if coverage, reimbursement or pricing is unavailable or set at unsatisfactory levels.
Intellectual property rights and distribution rights for our drug candidate seliciclib and ALIGN products are licensed from others, and any termination of these licenses could harm our business.
     We have in-licensed certain patent rights in connection with the development program of our drug candidate seliciclib. Pursuant to the CNRS and Institut Curie license under which we license seliciclib, we are obligated to pay license fees, milestone payments and royalties and provide regular progress reports. We are also obligated to use reasonable efforts to develop and commercialize products based on the licensed patents.
     We have in-licensed from Sinclair the distribution rights to the ALIGN products. This license agreement imposes obligations on us and is expected to expire in 2015. Although we are currently in compliance with all of our material obligations under this license, if we were to breach any such obligations, Sinclair would be permitted to terminate the license. In addition, if we unable to extend the term of the license agreement, it would prevent us from distributing the ALIGN products.
     Although we are currently in compliance with all of our material obligations under these licenses, if we were to breach any such obligations our counterparties may be entitled to terminate the licenses. This would restrict or delay or eliminate our ability to develop and commercialize the seliciclib or sell the ALIGN products, which could adversely affect our business.
We may be exposed to product liability claims that may damage our reputation and we may not be able to obtain adequate insurance.
     Because we conduct clinical trials in humans, we face the risk that the use of our drug candidates will result in adverse effects. We believe that we have obtained reasonably adequate product liability insurance coverage for our trials. We cannot predict, however, the possible harm or side effects that may result from our clinical trials. Such claims may damage our reputation and we may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.
     As we market commercialized products through our ALIGN subsidiary we are exposed to additional risks of product liability claims. These risks exist even with respect to drugs and devices that are approved for commercial sale by the FDA or other regulatory authorities in the United States, the European Union or elsewhere and manufactured in facilities licensed and regulated by the FDA or other such regulatory authorities. We have secured limited product liability insurance coverage, but may not be able to maintain such insurance on acceptable terms with adequate coverage, or at a reasonable cost. There is also a risk that third parties that we have agreed to indemnify could incur liability. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may exceed insurance coverage creating adverse publicity, all of which would impair our ability to generate sales of the litigated product as well as our other potential drugs.
We may be required to defend lawsuits or pay damages in connection with the alleged or actual violation of healthcare statutes such as fraud and abuse laws, and our corporate compliance programs can never guarantee that we are in compliance with all relevant laws and regulations.
     Our commercialization efforts in the United States are subject to various federal and state laws pertaining to promotion and healthcare fraud and abuse, including federal and state anti-kickback, fraud and false claims laws. Anti-kickback laws make it illegal for a manufacturer to offer or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase of a product. The federal government has published many regulations relating to the anti-kickback statutes, including numerous safe harbors or exemptions for certain arrangements. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payers including Medicare and Medicaid, claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.
     Our activities relating to the sale and marketing of our products will be subject to scrutiny under these laws and regulations. It may be difficult to determine whether or not our activities, comply with these complex legal requirements. Violations are punishable by significant criminal and/or civil fines and other penalties, as well as the possibility of exclusion of the product from coverage under governmental healthcare programs, including Medicare and Medicaid. If the government were to investigate or make allegations against us or any of our employees, or sanction or convict us or any of our employees, for violations of any of these legal requirements, this could have a material adverse effect on our business, including our stock price. Our activities could be subject to challenge for many reasons, including the broad scope and complexity of these laws and regulations, the difficulties in interpreting and applying these legal requirements, and the high degree of prosecutorial resources and attention being devoted to the biopharmaceutical industry and health care fraud by law enforcement authorities. During the last few years, numerous biopharmaceutical companies have paid multi-million dollar fines and entered into burdensome settlement agreements for alleged violation of these requirements, and other companies are under active investigation. Although we have developed and implemented corporate and field compliance programs as part of our commercialization efforts, we cannot assure you that we or our employees, directors or agents were, are or will be in compliance with all laws and regulations or that we will not come under investigation, allegation or sanction.
     In addition, we may be required to prepare and report product pricing-related information to federal and state governmental authorities, such as the Department of Veterans Affairs and under the Medicaid program. The calculations used to generate the pricing-related information are complex and require the exercise of judgment. If we fail to accurately and timely report product pricing-related information or to comply with any of these or any other laws or regulations, various negative consequences could result, including criminal and/or civil prosecution, substantial criminal and/or civil penalties, exclusion of the approved product from coverage under governmental healthcare programs including Medicare and Medicaid, costly litigation and restatement of our financial statements. In addition, our efforts to comply with this wide range of laws and regulations are, and will continue to be, time-consuming and expensive.
If our supplier upon whom we rely fails to produce on a timely basis the finished goods in the volumes that we require or fails to meet quality standards and maintain necessary licensure from regulatory authorities, we may be unable to meet demand for our products, potentially resulting in lost revenues.
     Our licensor and supplier Sinclair contracts with third party manufacturers to supply the finished goods to us to meet our needs. If any of Sinclair’s third party manufacturers service providers do not meet our or our licensor’s requirements for quality, quantity or timeliness, or do not achieve and maintain compliance with all applicable regulations, demand for our products or our ability to continue supplying such products could substantially decline. As the third party manufacturers are the sole supplier of the products any delays may impact our sales.
     In all the countries where we sell or may sell our products, governmental regulations exist to define standards for manufacturing, packaging, labeling and storing. All of our suppliers of raw materials and contract manufacturers must comply with these regulations. Failure to do so could result in supply interruptions. In the United States, the FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA’s Current Good Manufacturing Practice or cGMP regulations and guidelines. Failure of our third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on them or us, including fines, injunctions, civil penalties, disgorgement, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, before any product batch produced by our manufacturers can be shipped, it must conform to release specifications pre-approved by regulators for the content of the pharmaceutical product. If the operations of one or more of our manufacturers were to become unavailable for any reason, any required FDA review and approval of the operations of an alternative supplier could cause a delay in the manufacture of our products.
Our customer base is highly concentrated.
     Our principal customers are a small number of wholesale drug distributors. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. Three large wholesale distributors, AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation, control a significant share of the market in the United States. Our ability to distribute any product, including Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges and to recognize revenues on a timely basis is substantially dependent on our ability to maintain commercially reasonable agreements with each of these wholesale distributors and the extent to which these distributors, over whom we have no control, comply with such agreements. Our agreements with wholesaler distributors may contain terms that are not favorable, given our relative lack of market leverage as a company with only three approved products or other factors, which could adversely affect our commercialization of Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges. The loss of any of these customers could materially and adversely affect our ability to distribute our products, resulting in a negative impact on our operations and financial condition.
We may be unable to accurately estimate demand and monitor wholesaler inventory of Xclair® Cream, Numoisyn® Liquid or Numoisyn® Lozenges. Although we attempt to monitor wholesaler inventory of Xclair® Cream, Numoisyn® Liquid or Numoisyn® Lozenges, we also rely on third party information, which is inherently uncertain and may not be accurate, to assist us in monitoring estimated inventory levels and prescription trends. Inaccurate estimates of the demand and inventory levels of the product may cause our revenues to fluctuate significantly from quarter to quarter and may cause our operating results for a particular quarter to be below expectations.
     Inventory levels of Xclair® Cream, Numoisyn® Liquid or Numoisyn® Lozenges held by wholesalers can also cause our operating results to fluctuate unexpectedly. For the years ended December 31, 2009 and 2010, approximately 85% and 87%, respectively, of our product sales in the United States were to three wholesalers, Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen. Inventory levels held by those wholesalers can cause our operating results to fluctuate unexpectedly if our sales to wholesalers do not match customer demand. We have entered into inventory management agreements with these U.S. wholesalers under which they provide us with data regarding inventory levels at these wholesalers. However, these wholesalers may not be completely effective in matching inventory levels to customer demand, as they make estimates to determine customer demand. In addition, inventory is held at retail pharmacies and other non-wholesaler locations, for which we have no inventory management agreements and have no control in respect to their buying patterns. Also, the non-retail sector in the United States, which includes government institutions and large health maintenance organizations, tends to be less consistent in terms of buying patterns, and often causes quarter-over-quarter fluctuations in inventory and ordering patterns. We attempt to monitor inventory of Xclair®, Numoisyn® Liquid or Numoisyn® Lozenges in the United States through the use of internal sales forecasts and the expiration dates of product shipped, among other factors.
The commercialization of our products is substantially dependent on our ability to develop effective sales and marketing capabilities.
     Our successful commercialization of Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges in the United States will depend on our ability to establish and maintain an effective sales and marketing organization in the United States. We hired trained and deployed additional marketing personnel and a small oncology specialty sales force. We may increase or decrease the size of our sales force in the future, depending on many factors, including the effectiveness of the sales force, the level of market acceptance of Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges and the results of our clinical trials. Prior to our launches of these products, we had never sold or marketed any products.
     For our product candidates currently under development, our strategy is to develop compounds through the Phase 2 stage of clinical testing and market or co-promote certain of our drugs on our own. We have limited sales, marketing or distribution capabilities. We will depend primarily on strategic alliances with third parties, which have established distribution systems and sales forces, to commercialize our drugs. To the extent that we are unsuccessful in commercializing any drugs or devices ourselves or through a strategic alliance, product revenues will suffer, we will incur significant additional losses and our share price will be negatively affected.
Defending against claims relating to improper handling, storage or disposal of hazardous chemical, radioactive or biological materials could be time consuming and expensive.
     Our research and development involves the controlled use of hazardous materials, including chemicals, radioactive and biological materials such as chemical solvents, phosphorus and bacteria. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from those materials. Various laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

Risks Related to our Business and Financial Condition
The current economic conditions and financial market turmoil could adversely affect our business and results of operations.
     Economic conditions remain difficult with the continuing uncertainty in the global credit markets, the financial services industry and the United States capital markets and with the United States economy as a whole experiencing a period of substantial turmoil and uncertainty characterized by unprecedented intervention by the United States federal government and the failure, bankruptcy, or sale of various financial and other institutions. We believe the current economic conditions and financial market turmoil could adversely affect our operations, business and prospects, as well as our ability to obtain funds. If these circumstances persist or continue to worsen, our future operating results could be adversely affected, particularly relative to our current expectations.
We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.
     We are at an early stage of development as a company and have a limited operating history on which to evaluate our business and prospects. While we have earned modest product revenues from the ALIGN business acquired in October 2007, since beginning operations in 1996, we have not generated any product revenues from our product candidates currently in development. We cannot guarantee that any of our product candidates currently in development will ever become marketable products and we do not anticipate material revenues from the ALIGN products in the foreseeable future. We must demonstrate that our drug candidates satisfy rigorous standards of safety and efficacy for their intended uses before the FDA, and other regulatory authorities in the United States, the European Union and elsewhere. Significant additional research, preclinical testing and clinical testing is required before we can file applications with the FDA or other regulatory authorities for premarket approval of our drug candidates. In addition, to compete effectively, our drugs must be easy to administer, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives. Sapacitabine, our most advanced drug candidates for the treatment of cancer, is currently in Phase 3 for AML and Phase 2 for MDS. Seliciclib is currently in Phase 2 clinical trials. A combination trial of sapacitabine and seliciclib is currently in a Phase 1 clinical trial. We cannot be certain that the clinical development of these or any other drug candidates in preclinical testing or clinical development will be successful, that we will receive the regulatory approvals required to commercialize them or that any of our other research and drug discovery programs will yield a drug candidate suitable for investigation through clinical trials. Our commercial revenues from our product candidates currently in development, if any, will be derived from sales of drugs that will not become marketable for several years, if at all.
We have a history of operating losses and we may never become profitable. Our stock is a highly speculative investment.
     We have incurred operating losses in each year since beginning operations in 1996 due to costs incurred in connection with our research and development activities and selling, general and administrative costs associated with our operations, and we may never achieve profitability. As of December 31, 2009 and 2010, our accumulated deficit was $222.3 million and $241.8 million, respectively. Our net loss for the years ended December 31, 2008, 2009 and 2010 was $40.4 million, $19.6 million and $16.0 million, respectively. Our net loss applicable to common stockholders from inception through December 31, 2010 was $282.9 million. Our drug candidates are in the mid-stages of clinical testing and we must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of our drugs. We expect to incur continued losses for several years, as we continue our research and development of our drug candidates, seek regulatory approvals, commercialize any approved drugs and market and promote the ALIGN products: Xclair® Cream, Numoisyn® Liquid and Numoisyn® Lozenges. If our drug candidates are unsuccessful in clinical trials or we are unable to obtain regulatory approvals, or if our drugs are unsuccessful in the market, we will not be profitable. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, particularly in light of the current economic conditions, you could lose all or part of your investment.
Capital markets are currently experiencing a period of disruption and instability, which has had and could continue to have a negative impact on the availability and cost of capital.
     The general disruption in the United States capital markets has impacted the broader worldwide financial and credit markets and reduced the availability of debt and equity capital for the market as a whole. These global conditions could persist for a prolonged period of time or worsen in the future. Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets could materially and adversely affect the cost of debt financing and the proceeds of equity financing may be materially adversely impacted by these market conditions.
If we fail to comply with the continued listing requirements of the NASDAQ Global Market our common stock price may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.
     Our common stock is currently listed for trading on the NASDAQ Global Market. We must satisfy NASDAQ’s continued listing requirements, including among other things, a minimum stockholders’ equity of $10.0 million and a minimum bid price for our common stock of $1.00 per share, or risk delisting, which would have a material adverse affect on our business. A delisting of our common stock from the NASDAQ Global Market could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. During 2009, Cyclacel received notification from the NASDAQ Stock Market that the Company was not in compliance with the minimum $10 million stockholders’ equity requirement for continued listing set forth in NASDAQ Marketplace Rule 5450(b)(1)(A). On January 27, 2010, NASDAQ notified the Company that it regained compliance with the minimum $50 million market value of listed securities requirement and that it currently complies with all other applicable standards for continued listing on The NASDAQ Global Market. Accordingly, the Company’s shares of common and preferred stock will continue to trade on The NASDAQ Global Market.
Raising additional capital in the future may not be available to us on reasonable terms, if at all, when or as we require additional funding. If we issue additional shares of our common stock or other securities that may be convertible into, or exercisable or exchangeable for, our common stock, our existing stockholders would experience further dilution. If we fail to obtain additional funding, we may be unable to complete the development and commercialization of our lead drug candidate, sapacitabine, or continue to fund our research and development programs.
     We have funded all of our operations and capital expenditures with proceeds from the issuance of public equity securities, private placements of our securities, interest on investments, licensing revenue, government grants, research and development tax credits and product revenue. In order to conduct the lengthy and expensive research, preclinical testing and clinical trials necessary to complete the development and marketing of our drug candidates, we will require substantial additional funds. Based on our current operating plans of focusing on the advancement of sapacitabine, we expect our existing resources to be sufficient to fund our planned operations for at least the next twelve months. To meet our long-term financing requirements, we may raise funds through public or private equity offerings, debt financings or strategic alliances. Raising additional funds by issuing equity or convertible debt securities may cause our stockholders to experience substantial dilution in their ownership interests and new investors may have rights superior to the rights of our other stockholders. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities and options. To the extent that we raise additional funds through collaborations and licensing arrangements, we may have to relinquish valuable rights to our drug discovery and other technologies, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. Additional funding may not be available to us on favorable terms, or at all, particularly in light of the current economic conditions. If we are unable to obtain additional funds, we may be forced to delay or terminate our current clinical trials and the development and marketing of our drug candidates including sapacitabine.
To the extent we elect to fund the development of a drug candidate or the commercialization of a drug at our expense, we will need substantial additional funding.
     We plan to market drugs on our own, with or without a partner, that can be effectively commercialized and sold in concentrated markets that do not require a large sales force to be competitive. To achieve this goal, we will need to establish our own specialized sales force, marketing organization and supporting distribution capabilities. The development and commercialization of our drug candidates is very expensive, including our anticipated Phase 3 clinical trials for sapacitabine. To the extent we elect to fund the full development of a drug candidate or the commercialization of a drug at our expense, we will need to raise substantial additional funding to:
•	fund research and development and clinical trials connected with our research;

•	fund clinical trials and seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	implement additional internal control systems and infrastructure;

•	commercialize and secure coverage, payment and reimbursement of our drug candidates, if any such candidates receive regulatory approval;

•	maintain, defend and expand the scope of our intellectual property; and

•	hire additional management, sales and scientific personnel.
     Our future funding requirements will depend on many factors, including:
•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs associated with establishing sales and marketing capabilities;

•	the costs of acquiring or investing in businesses, products and technologies;

•	the effect of competing technological and market developments; and

•	the payment, other terms and timing of any strategic alliance, licensing or other arrangements that we may establish.
     If we are not able to secure additional funding when needed, especially in light of the current economic conditions and financial market turmoil, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.
Any future workforce and expense reductions may have an adverse impact on our internal programs, strategic plans, and our ability to hire and retain key personnel, and may also be distracting to our management.
     Further workforce and expense reductions in addition to those carried out in September 2008 and June 2009 could result in significant delays in implementing our strategic plans. In addition, employees, whether or not directly affected by such reduction, may seek future employment with our business partners or competitors. Although our employees are required to sign a confidentiality agreement at the time of hire, the confidential nature of certain proprietary information may not be maintained in the course of any such future employment. In addition, any additional workforce reductions or restructurings would be expected to involve significant expense as a result of contractual terms in certain of our existing agreements, including potential severance obligations as well as any payments that may, under certain circumstances, be required under our agreement with the Scottish Enterprise. Further, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled personnel. We may have difficulty retaining and attracting such personnel as a result of a perceived risk of future workforce and expense reductions. Finally, the implementation of expense reduction programs may result in the diversion of the time and attention of our executive management team and other key employees, which could adversely affect our business.
Budget constraints resulting from our restructuring plan may negatively impact our research and development, forcing us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing our product candidates as quickly as possible.
     Research and development is an expensive process. As part of our restructuring plan, we have decided to focus our clinical development priorities on sapacitabine, while still possibly continuing to progress additional programs pending the availability of clinical data and the availability of funds, at which time we will determine the feasibility of pursuing, if at all, further advanced development of seliciclib, CYC116 or additional programs. Because we have had to prioritize our development candidates as a result of budget constraints, we may not be able to fully realize the value of our product candidates in a timely manner, if at all.
We are exposed to risks related to foreign currency exchange rates.
     Some of our costs and expenses are denominated in foreign currencies. Most of our foreign expenses are associated with our research and development operations of our United Kingdom-based wholly-owned subsidiary. When the United States dollar weakens against the British pound, the United States dollar value of the foreign currency denominated expense increases, and when the United States dollar strengthens against the British pound, the United States dollar value of the foreign currency denominated expense decreases. Consequently, changes in exchange rates, and in particular a weakening of the United States dollar, may adversely affect our results of operations
Risks Related to our Intellectual Property
We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.
     Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
If we fail to enforce adequately or defend our intellectual property rights our business may be harmed.
     Our commercial success depends in large part on obtaining and maintaining patent and trade secret protection for our drug candidates, the methods used to manufacture those drug candidates and the methods for treating patients using those drug candidates.
     Specifically, sapacitabine is covered in granted, composition of matter patents that expire in 2014 in the United States and 2012 outside the United States. Sapacitabine is further protected by additional granted, composition of matter patents claiming certain, stable crystalline forms of sapacitabine and their pharmaceutical compositions and therapeutic uses that expire in 2022. In early development, amorphous sapacitabine was used. We have used one of the stable, crystalline forms of sapacitabine in nearly all our Phase 1 and in all of our Phase 2 clinical studies. We have also chosen this form for commercialization. Additional patents claim certain medical uses and formulations of sapacitabine which have emerged in our clinical trials. Seliciclib is protected by granted, composition of matter patents that expire in 2016. Additional patents claim certain medical uses which have emerged from our research programs.

     Failure to obtain, maintain or extend the patents could adversely affect our business. We will only be able to protect our drug candidates and our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.
     Our ability to obtain patents is uncertain because legal means afford only limited protections and may not adequately protect our rights or permit it to gain or keep any competitive advantage. Some legal principles remain unresolved and the breadth or interpretation of claims allowed in patents in the United States, the European Union or elsewhere can still be difficult to ascertain or predict. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we generally do not control the patent prosecution of subject matter that we license from others and have not controlled the earlier stages of the patent prosecution. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would over our own.
     Even if patents are issued regarding our drug candidates or methods of using them, those patents can be challenged by our competitors who may argue such patents are invalid and/or unenforceable. Patents also will not protect our drug candidates if competitors devise ways of making or using these product candidates without legally infringing our patents. The U.S. Federal Food, Drug and Cosmetic, or FD&C, Act and FDA regulations and policies and equivalents in other jurisdictions provide incentives to manufacturers to challenge patent validity or create modified, noninfringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.
     Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Intellectual property rights of third parties may increase our costs or delay or prevent us from being able to commercialize our drug candidates and/or the ALIGN products.
     There is a risk that we are infringing or will infringe the proprietary rights of third parties because patents and pending applications belonging to third parties exist in the United States, the European Union and elsewhere in the world in the areas of our research and/or the ALIGN products. Others might have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents and might have been the first to file patent applications for these inventions. We are aware of several published patent applications, and understand that others may exist, that could support claims that, if granted, could cover various aspects of our developmental programs, including in some cases particular uses of our lead drug candidate sapacitabine, seliciclib or other therapeutic candidates, or gene sequences and techniques that we use in the course of our research and development. In addition, we understand that other applications and patents exist relating to potential uses of sapacitabine and seliciclib that are not part of our current clinical programs for these compounds. Numerous third-party United States and foreign issued patents and pending applications exist in the area of kinases, including CDK, AK and Plk for which we have research programs. For example, some pending patent applications contain broad claims that could represent freedom to operate limitations for some of our kinase programs should they be issued unchanged. Although we intend to continue to monitor these applications, we cannot predict what claims will ultimately be allowed and if allowed what their scope would be. In addition, because the patent application process can take several years to complete, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the production, manufacture, commercialization or use of our drug candidates. If we wish to use the technology or compound claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that the owner asserts that we infringe its patents. In one case we have opposed a European patent relating to human aurora kinase and the patent has been finally revoked (no appeal was filed). We are also aware of a corresponding U.S. patent containing method of treatment claims for specific cancers using aurora kinase modulators which, if held valid, could potentially restrict the use of our aurora kinase inhibitors once clinical trials are completed.
     There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Defending against third party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in our development or commercialization efforts. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•	be prohibited from selling or licensing any product that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•	be required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	decide to move some of our screening work outside Europe;

•	be required to pay substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor’s patent or other proprietary rights; or

•	be required to redesign the formulation of a drug candidate so it does not infringe, which may not be possible or could require substantial funds and time.
Risks Related to Securities Regulations and Investment in our Securities
Failure to achieve and maintain internal controls is accordance with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse affect on our business and stock price.
     During March 2011, we identified a deficiency in respect of our internal controls over financial reporting, specifically our controls over the accounting for cumulative preferred stock dividends, that constitutes a material weakness as described in the SEC’s guidance regarding Management’s Report on Internal Control Over Financial Reporting as of December 31, 2010. As a result of this deficiency, the financial statements included in our Form 10-K for the year ended December 31, 2009, filed on March 29, 2010, as amended by Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on May 17, 2010 and, as further amended by Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2009 filed on May 19, 2010, included errors related to the presentation and disclosure of undeclared cumulative preferred stock dividends in the consolidated balance sheet and in the statement of stockholders’ equity. Unaudited balance sheets for the each of the first three quarters of 2009 and 2010 also contained errors. In addition, in May 2010, we filed an amendment to our Annual Report on Form 10-K for the year ended December 31, 2009, to report a restatement of our financial statements and report a material weakness in our internal control over financial reporting as of December 31, 2009, specifically related to the operational failure of the controls in place to ensure the correct computation of net loss per share and presentation of preferred stock dividends in the consolidated statement of cash flows. In March 2011, our auditors identified a further error in respect of the accounting, presentation and disclosure of cumulative undeclared preferred stock dividends. Specifically, the inclusion of undeclared cumulative preferred stock dividends as a current liability in our consolidated financial statements, which resulted from the same material weakness as described above. This has resulted in the restatement of our consolidated balance sheets as of March 31, 2009, June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, and September 30, 2010 and consolidated statement of stockholders’ equity for the year ended December 31, 2009 and selected financial data as of and for the year ended December 31, 2009.
     If we fail to maintain our internal controls or fail to implement required new or improved controls, as such control standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed.
We incur increased costs and management resources as a result of being a public company, and we still may fail to comply with public company obligations.
     As a public company, we face and will continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we would not incur as a private company. Compliance with the Sarbanes Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and the NASDAQ Global Market resulted in a significant initial cost to us as well as an ongoing compliance costs. As a public company, we are subject to Section 404 of the Sarbanes Oxley Act relating to internal control over financial reporting. We have completed a formal process to evaluate our internal controls for purposes of Section 404, and we concluded that as of December 31, 2010, our internal control over financial reporting was ineffective. As our business grows and changes, there can be no assurances that we can maintain the effectiveness of our internal controls over financial reporting.
     Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We have completed a formal process to evaluate our internal control over financial reporting. However, guidance from regulatory authorities in the area of internal controls continues to evolve and substantial uncertainty exists regarding our on-going ability to comply by applicable deadlines. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our common stock may have a volatile public trading price.
     An active public market for our common stock has not developed. Our stock can trade in small volumes which may make the price of our stock highly volatile. The last reported price of our stock may not represent the price at which you would be able to buy or sell the stock. The market prices for securities of companies comparable to us have been highly volatile. Often, these stocks have experienced significant price and volume fluctuations for reasons that are both related and unrelated to the operating performance of the individual companies. In addition, the stock market as a whole and biotechnology and other life science stocks in particular have experienced significant recent volatility. Like our common stock, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. In addition, due to our existing stock price, we may not continue to qualify for continued listing on the NASDAQ Global Market. To maintain listing, we are required to maintain a minimum closing bid price of $1.00 per share and, among other requirements, to maintain a minimum stockholders equity value of $10 million. Factors giving rise to this volatility may include:
•	disclosure of actual or potential clinical results with respect to product candidates we are developing;

•	regulatory developments in both the United States and abroad;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

•	concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

•	public announcements by our competitors or others; and

•	general market conditions and comments by securities analysts and investors.
Fluctuations in our operating losses could adversely affect the price of our common stock.
     Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our preclinical and clinical development programs, level of expenses incurred in connection with our preclinical and clinical development programs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.
If securities or industry analysts do not publish research or reports about us, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.
     The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.
Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.
     We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our Board of Directors may adopt additional anti-takeover measures.
     We have the authority to issue up to 5 million shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the Board of Directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.
     Our amended and restated certificate of incorporation and amended and restated bylaws also provides staggered terms for the members of our Board of Directors. Under Section 141 of the Delaware General Corporation Law, our directors may be removed by stockholders only for cause and only by vote of the holders of a majority of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our Board of Directors. These provisions could also delay the removal of management by the

Board of Directors with or without cause. In addition, our directors may only be removed for cause and amended and restated bylaws limit the ability our stockholders to call special meetings of stockholders.
     Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. Our Board of Directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
We have the authority to issue up to 5 million shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the Board of Directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.
     Our amended and restated certificate of incorporation and amended and restated bylaws also provides staggered terms for the members of our Board of Directors. Under Section 141 of the Delaware General Corporation Law, our directors may be removed by stockholders only for cause and only by vote of the holders of a majority of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our Board of Directors. These provisions could also delay the removal of management by the Board of Directors with or without cause. In addition, our directors may only be removed for cause and amended and restated bylaws limit the ability our stockholders to call special meetings of stockholders.
     Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. Our Board of Directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
Certain severance-related agreements in our executive employment agreements may make an acquisition more difficult and could result in the entrenchment of management.
     In March 2008 (as subsequently amended, most recently as of January 1, 2011), we entered into employment agreements with our President and Chief Executive Officer and our Executive Vice President, Finance, Chief Financial Officer and Chief Operating Officer, which contain severance arrangements in the event that such executive’s employment is terminated without “cause” or as a result of a “change of control” (as each such term is defined in each agreement). The financial obligations triggered by these provisions may prevent a business combination or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our stock.
In the event of an acquisition of our common stock, we cannot assure our common stockholders that we will be able to negotiate terms that would provide for a price equivalent to, or more favorable than, the price at which our shares of common stock may be trading at such time.
     We may not effect a consolidation or merger with another entity without the vote or consent of the holders of at least a majority of the shares of our preferred stock (in addition to the approval of our common stockholders), unless the preferred stock that remains outstanding and its rights, privileges and preferences are unaffected or are converted into or exchanged for preferred stock of the surviving entity having rights, preferences and limitations substantially similar, but no less favorable, to our convertible preferred stock.
     In addition, in the event a third party seeks to acquire our company or acquire control of our company by way of a merger, but the terms of such offer do not provide for our preferred stock to remain outstanding or be converted into or exchanged for preferred stock of the surviving entity having rights, preferences and limitations substantially similar, but no less favorable, to our preferred stock, the terms of the Certificate of Designation of our preferred stock provide for an adjustment to the conversion ratio of our preferred stock such that, depending on the terms of any such transaction, preferred stockholders may be entitled, by their terms, to receive up to $10.00 per share in common stock, causing our common stockholders not to receive as favorable a price as the price at which such shares may be trading at the time of any such transaction. As of March 31, 2011, there were 1,213,142 shares of our preferred stock issued and outstanding. If the transaction were one in which proceeds were received by the Company for distribution to stockholders, and the terms of the Certificate of Designation governing the preferred stock were strictly complied with, approximately $13,344,563 would be paid to the preferred holders before any distribution to the common stockholders, although the form of transaction could affect how the holders of preferred stock are treated. In such an event, although such a transaction would be subject to the approval of our holders of common stock, we cannot assure our common stockholders that we will be able to negotiate terms that would provide for a price equivalent to, or more favorable than, the price at which our shares of common stock may be trading at such time. Thus, the terms of our preferred stock might hamper a third party’s acquisition of our company.

Our certificate of incorporation and bylaws and certain provisions of Delaware law may delay or prevent a change in our management and make it more difficult for a third party to acquire us.
     Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our Board of Directors and management teams. Some of these provisions:
•	authorize the issuance of preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	provide for the Board of Directors to be divided into three classes; and

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent.
     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of large stockholders to complete a business combination with, or acquisition of, us. These provisions may prevent a business combination or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our stock.
     These provisions also make it more difficult for our stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team. Additionally, these provisions may prevent an acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.
We may have limited ability to pay cash dividends on our preferred stock, and there is no assurance that future quarterly dividends will be declared.
     Delaware law may limit our ability to pay cash dividends on our preferred stock. Under Delaware law, cash dividends on our preferred stock may only be paid from surplus or, if there is no surplus, from the corporation’s net profits for the current or preceding fiscal year. Delaware law defines “surplus” as the amount by which the total assets of a corporation, after subtracting its total liabilities, exceed the corporation’s capital, as determined by its Board of Directors.
     Since we are not profitable, our ability to pay cash dividends will require the availability of adequate surplus. Even if adequate surplus is available to pay cash dividends on our preferred stock, we may not have sufficient cash to pay dividends on the convertible preferred stock or we may choose not to declare the dividends.
     On February 1, 2011, we paid a quarterly cash dividend with respect to fourth quarter of fiscal year 2010, and on April 8, 2011, we declared a dividend payable on May 2, 2011. The Board of Directors considered numerous factors in determining whether to declare the quarterly dividend, including the requisite financial analysis and determination of a surplus. While the Board of Directors will analyze the advisability of the declaration of dividends in future quarters, there is no assurance that future quarterly dividends will be declared.
We have not declared quarterly dividends on our 6% Preferred Stock for a total of six quarterly dividend periods. As a result, we will have to grant additional rights to our holders of preferred stock with respect to the management of the Company.
     Although our Board of Directors declared the quarterly cash dividend with respect to the fourth quarter of fiscal year 2010, which was paid on February 1, 2011, on April 8, 2011, we declared a dividend payable on May 2, 2011, and there are still dividends that have accrued and are unpaid on the preferred stock for at least six quarters. As a result, the holders of our preferred stock are now entitled to nominate and elect two directors to the Company’s board of directors. This right accrued to the Preferred Stockholders as of August 2, 2010. We held a special meeting of the holders of our preferred stock to elect two directors to our Board of Directors, which was adjourned because a quorum of the holders of our preferred stock was not present in person or represented by proxy to transact business at the meeting. A quorum was not reached at such adjourned meeting either, and the meeting was not further adjourned. The holders of our preferred stock will have the opportunity at our 2011 annual meeting of stockholders to elect two directors to our Board of Directors. Once elected, the directors elected by the preferred stockholders will have the ability to participate in the management of the Company until all such dividends have been paid in full.
Our common and convertible preferred stock may experience extreme price and volume fluctuations, which could lead to costly litigation for the Company and make an investment in the Company less appealing.
     The market price of our common and convertible preferred stock may fluctuate substantially due to a variety of factors, including:
•	additions to or departures of our key personnel;

•	announcements of technological innovations or new products or services by us or our competitors;

•	announcements concerning our competitors or the biotechnology industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts;

•	variations in our quarterly results;

•	announcements about our collaborators or licensors; and

•	changes in accounting principles.
     The market prices of the securities of biotechnology companies, particularly companies like us without product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the performance of particular companies. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Moreover, market prices for stocks of biotechnology-related and technology companies frequently reach levels that bear no relationship to the performance of these companies. These market prices generally are not sustainable and are highly volatile. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our financial condition and results of operations. In addition, due to our stock price from time to time, we may not continue to qualify for continued listing on the NASDAQ Global Market. Please see Risk Factor: Our common stock may have a volatile public trading price.
The future sale of our common and preferred stock and future issuances of our common stock upon conversion of our preferred stock, could negatively affect our stock price and cause dilution to existing holders of our common stock.
     If our common or preferred stockholders sell substantial amounts of our stock in the public market, or the market perceives that such sales may occur, the market price of our common and preferred stock could fall. For example, we were approached by a preferred stockholder that elected to convert 123,400 of its shares of preferred stock, which shares were converted into 239,396 shares of common stock in the first quarter of 2010. In addition, 710,271 shares of preferred stock were converted to 1,416,203 shares of common stock during the second quarter of 2010. If additional holders of preferred stock elect to convert their shares to shares of common stock at renegotiated prices, such conversion as well as the sale of substantial amounts of our common or preferred stock, could cause dilution to existing holders of our common stock, thereby also negatively affecting the price of our common stock.
If we exchange the convertible preferred stock for debentures, the exchange will be taxable but we will not provide any cash to pay any tax liability that any convertible preferred stockholder may incur.
     An exchange of convertible preferred stock for debentures, as well as any dividend make-whole or interest make-whole payments paid in our common stock, will be taxable events for United States federal income tax purposes, which may result in tax liability for the holder of convertible preferred stock without any corresponding receipt of cash by the holder. In addition, the debentures may be treated as having original issue discount, a portion of which would generally be required to be included in the holder’s gross income even though the cash to which such income is attributable would not be received until maturity or redemption of the debenture. We will not distribute any cash to the holders of the securities to pay these potential tax liabilities.
If we automatically convert the convertible preferred stock, there is a substantial risk of fluctuation in the price of our common stock from the date we elect to automatically convert to the conversion date.
     We may automatically convert the convertible preferred stock into common stock if the closing price of our common stock has exceeded $35.30. There is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the preferred and the automatic conversion date.
We do not intend to pay cash dividends on our common stock in the foreseeable future.
     We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements, the outcome of the review of our strategic alternatives and other factors and will be at the discretion of our Board of Directors. Accordingly, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.
The number of shares of common stock which are registered, including the shares to be issued upon exercise of our outstanding warrants, is significant in relation to our currently outstanding common stock and could cause downward pressure on the market price for our common stock.
     The number of shares of common stock registered for resale, including those shares which are to be issued upon exercise of our outstanding warrants, is significant in relation to the number of shares of common stock currently outstanding. If the security holder determines to sell a substantial number of shares into the market at any given time, there may not be sufficient demand in the market to purchase the shares without a decline in the market price for our common stock. Moreover, continuous sales into the market of a number of shares in excess of the typical trading volume for our common stock, or even the availability of such a large number of shares, could depress the trading market for our common stock over an extended period of time.
If persons engage in short sales of our common stock, including sales of shares to be issued upon exercise of our outstanding warrants, the price of our common stock may decline.
     Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. In addition, holders of options and warrants will sometimes sell short knowing they can, in effect, cover through the exercise of an option or warrant, thus locking in a profit. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. Further sales of common stock issued upon exercise of our outstanding warrants could cause even greater declines in the price of our common stock due to the number of additional shares available in the market upon such exercise, which could encourage short sales that could further undermine the value of our common stock. You could, therefore, experience a decline in the value of your investment as a result of short sales of our common stock.
We are exposed to risk related to the marketable securities we may purchase.
          We may invest cash not required to meet short term obligations in short term marketable securities. We may purchase securities in United States government, government-sponsored agencies and highly rated corporate and asset-backed securities subject to an approved investment policy. Historically, investment in these securities has been highly liquid and has experienced only very limited defaults. However, recent volatility in the financial markets has created additional uncertainty regarding the liquidity and safety of these investments. Although we believe our marketable securities investments are safe and highly liquid, we cannot guarantee that our investment portfolio will not be negatively impacted by recent or future market volatility or credit restrictions.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC which is known as “incorporation by reference.”
          Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:
•	anticipated results of financing activities;

•	anticipated agreements with marketing partners;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.
     Please also see the discussion of risks and uncertainties under the heading “Risk Factors” beginning on page 9.
     In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Cyclacel or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
USE OF PROCEEDS
          We cannot assure you that we will receive any proceeds in connection with securities offered pursuant to this prospectus. Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, including general working capital.
          We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.
          We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.
PLAN OF DISTRIBUTION
          We may sell the securities being offered hereby in one or more of the following ways from time to time:
•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.
          We will set forth in a prospectus supplement the terms of the offering of securities, including:
•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.
          Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act of 1933, as amended, or the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act.
          We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.
          Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

SECURITIES WE MAY OFFER
          The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.
     We may sell from time to time, in one or more offerings:
•	common stock;

•	preferred stock;

•	warrants to purchase common stock;

•	debt securities; and/or

•	units.
     This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.
DESCRIPTION OF COMMON STOCK
          We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of April 1, 2011, 46,598,688 shares of common stock were issued and outstanding. The following descriptions of our common stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the SEC.
Dividends, Voting Rights and Liquidation
          Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.
Delaware Law and Certain Charter and By-law Provisions
          The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation, and (3) our amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.
          Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
          Classified Board of Directors; Removal of Directors for Cause. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our stockholders. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.
          Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.
          Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.
          No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.
          Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Provisions” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our amended and restated bylaws by the stockholders. Our amended and restated bylaws may be amended or repealed by a simple majority vote of the board of directors.
DESCRIPTION OF PREFERRED STOCK
          We have the authority to issue up to 5,000,000 shares of preferred stock. As of April 1, 2011, 1,213,142 shares of our preferred stock were outstanding (see “6% Convertible Exchangeable Preferred Stock” below). The description of preferred stock provisions set forth below is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock.
          The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board of directors. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series preferred stock, and a prospectus supplement will specify these terms for each series offered:
•	the number of shares constituting the series and the distinctive designation of the series;

•	dividend rates, whether dividends are cumulative, and, if so, from what date; and the relative rights of priority of payment of dividends;

•	voting rights and the terms of the voting rights;

•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;

•	redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;

•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.
          Dividends on outstanding shares of preferred stock will be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on the common stock with respect to the same dividend period.
          If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.
          Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and non-assessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.
          We have previously issued 2,990,000 shares of preferred stock in one series, designated as 6% Convertible Exchangeable Preferred Stock, of which 1,213,142 are currently outstanding and are quoted on the NASDAQ Global Market under the symbol “CYCCP.”
6% Convertible Exchangeable Preferred Stock
General
          Our board of directors has designated 2,990,000 shares of the preferred stock that were issued as convertible preferred stock on November 3, 2004. The shares of convertible preferred stock are duly and validly issued, fully paid and non-assessable. These shares will not have any preemptive rights if we issue other series of preferred stock. The convertible preferred stock is not subject to any sinking fund. We have no obligation to retire the convertible preferred stock. The convertible preferred stock has a perpetual maturity and may remain outstanding indefinitely, subject to the holder’s right to convert the convertible preferred stock and our right to cause the conversion of the convertible preferred stock and exchange or redeem the convertible preferred stock at our option. Any convertible preferred stock converted, exchanged or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of convertible preferred stock. We will be able to reissue these cancelled shares of convertible preferred stock.
Dividends
          When and if declared by our board of directors out of the legally available funds, holders of the convertible preferred stock are entitled to receive cash dividends at an annual rate of 6% of the liquidation preference of the convertible preferred stock. Dividends are payable quarterly on the first day of February, May, August and November. If any dividends are not declared, they will accrue and be paid at such later date, if any, as determined by our board of directors. Dividends on the convertible preferred stock will be cumulative from the issue date. Dividends will be payable to holders of record as they appear on our stock books not more than 60 days nor less than 10 days preceding the payment dates, as fixed by our board of directors. If the convertible preferred stock is called for redemption on a redemption date between the dividend record date and the dividend payment date and the holder does not convert the convertible preferred stock (as described below), the holder shall receive the dividend payment together with all other accrued and unpaid dividends on the redemption date instead of receiving the dividend on the dividend date. Dividends payable on the convertible preferred stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.
          If we do not pay or set aside cumulative dividends in full on the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends, all dividends declared upon shares of the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends will be declared on a pro rata basis until all accrued dividends are paid in full. For these purposes, “pro rata” means that the amount of dividends declared per share on the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends bear to each other will be the same ratio that accrued and unpaid dividends per share on the shares of the convertible preferred stock and such other preferred stock bear to each other. We will not be able to redeem, purchase or otherwise acquire any of our stock ranking on the same basis as the convertible preferred stock as to dividends or liquidation preferences unless we have paid or set aside full cumulative dividends, if any, accrued on all outstanding shares of convertible preferred stock.
          Unless we have paid or set aside cumulative dividends in full on the convertible preferred stock and any other of the convertible preferred stock ranking on the same basis as to dividends:
•	we may not declare or pay or set aside dividends on common stock or any other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, excluding dividends or distributions of shares, options, warrants or rights to purchase common stock or other stock ranking junior to the convertible preferred stock as to dividends; or

•	we will not be able to redeem, purchase or otherwise acquire any of our other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, except in very limited circumstances.
Under Delaware law, we may only make dividends or distributions to our stockholders from:
•	our surplus; or

•	the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared under certain circumstances.
          To the extent that any dividends payable on the preferred stock are not paid, such unpaid dividends are accrued. We have not declared dividends with respect to at least six quarters and, under the terms of the Certificate of Designations, the holders of the preferred stock, voting separately as a class, become entitled to vote to fill the two vacancies created thereby until all accrued but unpaid dividends have been paid in full, at which time such right is terminated. As a result, the holders of our preferred stock are now entitled to vote to fill two new board positions. We held a special meeting of the holders of our preferred stock to elect two directors to our Board of Directors, which meeting was adjourned because a quorum of the holders of our preferred stock was not present in person or represented by proxy to transact business at the meeting. A quorum was not reached at such adjourned meeting either, and the meeting was not further adjourned. The holders of our preferred stock will have the opportunity at our 2011 annual meeting of stockholders to elect two directors to our Board of Directors. Once elected, the directors elected by the preferred stockholders will have the ability to participate in the management of the Company until all such dividends have been paid in full.
          Our board of directors declared the quarterly cash dividend with respect to the fourth quarter of fiscal year 2010 and the first quarter of fiscal year of 2011, which was paid on February 1, 2011 and is payable on May 2, 2011. Although our board of directors declared the quarterly cash dividends with respect to the fourth quarter of fiscal year 2010 and the first quarter of fiscal year of 2011, which was paid on February 1, 2011 and is payable on May 2, 2011, respectively, there are still dividends that have accrued and are unpaid on our preferred stock for at least six quarters. As a result, the holders of our preferred stock are now entitled to nominate and elect two directors to the Company’s board of directors. This right accrued to the preferred stockholders as of August 2, 2010. We held a special meeting of the holders of our preferred stock to elect two directors to our board of directors, which was adjourned because a quorum of the holders of our preferred stock was not present in person or represented by proxy to transact business at the meeting. A quorum was not reached at such adjourned meeting either, and the meeting was not further adjourned. The holders of our preferred stock will have the opportunity at our 2011 annual meeting of stockholders to elect two directors to our board of directors. Once elected, the directors elected by the preferred stockholders will have the ability to participate in the management of the Company until all such dividends have been paid in full.
Conversion
Conversion Rights
          Holders of our convertible preferred stock may convert the convertible preferred stock at any time into a number of shares of common stock determined by dividing the $10 liquidation preference by the conversion price of $23.50, being the original conversion price of $2.35 as adjusted following a reverse stock split, subject to adjustment as described below. This conversion price is equivalent to a conversion rate of approximately 0.42553 shares of common stock for each share of convertible preferred stock. We will not make any adjustment to the conversion price for accrued or unpaid dividends upon conversion. We will not issue fractional shares of common stock upon conversion. However, we will instead pay cash for each fractional share based upon the market price of the common stock on the last business day prior to the conversion date. If we call the convertible preferred stock for redemption, the holder’s right to convert the convertible preferred stock will expire at the close of business on the business day immediately preceding the date fixed for redemption, unless we fail to pay the redemption price.
Automatic Conversion
          Unless we redeem or exchange the convertible preferred stock, we may elect to convert some or all of the convertible preferred stock into shares of our common stock if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days ending within five trading days prior to the notice of automatic conversion. If we elect to convert less than all of the shares of convertible preferred stock, we shall select the shares to be converted by lot or pro rata or in some other equitable manner in our discretion. On or after November 3, 2007, we may not elect to automatically convert the convertible preferred stock if full cumulative dividends on the convertible preferred stock for all past dividend periods have not been paid or set aside for payment.
Conversion Price Adjustment — General
The conversion price of $23.50 will be adjusted if:
(1)	we dividend or distribute common stock on shares of our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of common stock certain rights or warrants to purchase our common stock at less than the current market price;

(4)	we dividend or distribute to all holders of our common stock shares of our capital stock or evidences of indebtedness or assets, excluding:
•	those rights, warrants, dividends or distributions referred to in (1) or (3), or

•	dividends and distributions paid in cash;
(5)	we made a dividend or distribution consisting of cash to all holders of common stock;

(6)	we purchase common stock pursuant to a tender offer made by us or any of our subsidiaries; and

(7)	a person other than us or any of our subsidiaries makes any payment on a tender offer or exchange offer and, as of the closing of the offer, the board of directors is not recommending rejection of the offer. We will only make this adjustment if the tender or exchange offer increases a person’s ownership to more than 25% of our outstanding common stock, and only if the payment per share of common stock exceeds the current market price of our common stock. We will not make this adjustment if the offering documents disclose our plan to engage in any consolidation, merger, or transfer of all or substantially all of our properties and if specified conditions are met.
          If we implement a stockholder rights plan, this new rights plan must provide that, upon conversion of the existing convertible preferred stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan regardless of whether the rights have separated from the common stock before the time of conversion. The distribution of rights or warrants pursuant to a stockholder rights plan will not result in an adjustment to the conversion price of the convertible preferred stock until a specified triggering event occurs.
          The occurrence and magnitude of certain of the adjustments described above is dependent upon the current market price of our common stock. For these purposes, “current market price” generally means the lesser of:
•	the closing sale price on certain specified dates, or

•	the average of the closing prices of the common stock for the ten trading day period immediately prior to certain specified dates.
          We may make a temporary reduction in the conversion price of the convertible preferred stock if our board of directors determines that this decrease would be in our best interest. We may, at our option, reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.
Conversion Price Adjustment — Merger, Consolidation or Sale of Assets
          If we are involved in a transaction in which shares of our common stock are converted into the right to receive other securities, cash or other property, or a sale or transfer of all or substantially all of our assets under which the holders of our common stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the shares of convertible preferred stock will convert into:
(1)	if the transaction is a common stock fundamental change, as defined below, common stock of the kind received by holders of common stock as a result of common stock fundamental change in accordance with paragraph (1) below under the subsection entitled “— Fundamental Change Conversion Price Adjustments,” and

(2)	if the transaction is not a common stock fundamental change, and subject to funds being legally available at conversion, the kind and amount of the securities, cash or other property that would have been receivable upon the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock issuable upon conversion of the convertible preferred stock immediately prior to the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect to any adjustment in the conversion price in accordance with paragraph (2) below under the subsection entitled “— Fundamental Change Conversion Price Adjustments.”
          The company formed by the consolidation, merger, asset acquisition or share acquisition shall provide for this right in its organizational document. This organizational document shall also provide for adjustments so that the organizational document shall be as nearly practicably equivalent to adjustments in this section for events occurring after the effective date of the organizational document.
          The following types of transactions, among others, would be covered by this adjustment:
(1)	we recapitalize or reclassify our common stock, except for:
•	a change in par value,

•	a change from par value to no par value,

•	a change from no par value to par value, or

•	a subdivision or combination of our common stock.
(2)	we consolidate or merge into any other person, or any merger of another person into us, except for a merger that does not result in a reclassification, conversion, exchange or cancellation of common stock,

(3)	we sell, transfer or lease all or substantially all of our assets and holders of our common stock become entitled to receive other securities, cash or other property, or

(4)	we undertake any compulsory share exchange.
Fundamental Change Conversion Price Adjustments
               If a fundamental change occurs, the conversion price will be adjusted as follows:
(1)	in the case of a common stock fundamental change, the conversion price shall be the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the purchaser stock price, as defined below, and the denominator of which is the applicable price, as defined below. However, in the event of a common stock fundamental change in which:
•	100% of the value of the consideration received by a holder of our common stock is common stock of the successor, acquirer or other third party, and cash, if any, paid with respect to any fractional interests in such common stock resulting from such common stock fundamental change, and

•	All of our common stock shall have been exchanged for, converted into or acquired for, common stock of the successor, acquirer or other third party, and any cash with respect to fractional interests,

•	the conversion price shall be the conversion price in effect immediately prior to such common stock fundamental change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquirer or other third party received by a holder of one share of our common stock as a result of the common stock fundamental change; and
(2)	in the case of a non-stock fundamental change, the conversion price shall be the lower of:
•	the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraph and

•	the product of
               A. the applicable price, and

          B. a fraction, the numerator of which is $10 and the denominator of which is (x) the amount of the redemption price for one share of convertible preferred stock if the redemption date were the date of the non-stock fundamental change (or if the date of such non-stock fundamental change falls within the period beginning on the first issue date of the convertible preferred stock through October 31, 2005, the twelve-month period commencing November 1, 2005 and the twelve-month period commencing November 1, 2006, the product of 106.0%, 105.4% or 104.8%, respectively, and $10) plus (y) any then-accrued and unpaid distributions on one share of convertible preferred stock.
          Holders of convertible preferred stock may receive significantly different consideration upon conversion depending upon whether a fundamental change is a non-stock fundamental change or a common stock fundamental change. In the event of a non-stock fundamental change, the shares of convertible preferred stock will convert into stock and other securities or property or assets, including cash, determined by the number of shares of common stock receivable upon conversion at the conversion price as adjusted in accordance with (2) above. In the event of a common stock fundamental change, under certain circumstances, the holder of convertible preferred stock will receive different consideration depending on whether the holder converts his or her shares of convertible preferred stock on or after the common stock fundamental change.
Definitions for the Fundamental Change Adjustment Provision
          “applicable price” means:
•	in a non-stock fundamental change in which the holders of common stock receive only cash, the amount of cash received by a holder of one share of common stock, and

•	in the event of any other fundamental change, the average of the daily closing price for one share of common stock during the 10 trading days immediately prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with the fundamental change or, if there is no such record date, prior to the date upon which the holders of common stock shall have the right to receive such cash, securities, property or other assets.
          “common stock fundamental change” means any fundamental change in which more than 50% of the value, as determined in good faith by our board of directors, of the consideration received by holders of our common stock consists of common stock that, for the 10 trading days immediately prior to such fundamental change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on The NASDAQ National Market, except that a fundamental change shall not be a common stock fundamental change unless either:
•	we continue to exist after the occurrence of the fundamental change and the outstanding convertible preferred stock continues to exist as outstanding convertible preferred stock, or

•	not later than the occurrence of the fundamental change, the outstanding convertible preferred stock is converted into or exchanged for shares of preferred stock, which preferred stock has rights, preferences and limitations substantially similar, but no less favorable, to those of the convertible preferred stock.
          “fundamental change” means the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise. However, for purposes of adjustment of the conversion price, in the case of any series of transactions or events, the fundamental change shall be deemed to have occurred when substantially all of the common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of our common stock received in the transaction or event as a result of which more than 50% of our common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets.
          non-stock fundamental change” means any fundamental change other than a common stock fundamental change.
          purchaser stock price” means the average of the daily closing price for one share of the common stock received by holders of the common stock in the common stock fundamental change during the 10 trading days immediately prior to the date fixed for the determination of the holders of the common stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the common stock shall have the right to receive such common stock.

Liquidation Rights
          In the event of our voluntary or involuntary dissolution, liquidation, or winding up, the holders of the convertible preferred stock shall receive a liquidation preference of $10 per share and all accrued and unpaid dividends through the distribution date. Holders of any class or series of preferred stock ranking on the same basis as your convertible preferred stock as to liquidation shall also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the distribution date. Only after the preferred stock holders have received their liquidation preference and any accrued and unpaid dividends will we distribute assets to common stock holders or any of our other stock ranking junior to the shares of convertible preferred stock upon liquidation. If upon such dissolution, liquidation or winding up, we do not have enough assets to pay in full the amounts due on the convertible preferred stock and any other preferred stock ranking on the same basis with the convertible preferred stock as to liquidation, the holders of the convertible preferred stock and such other preferred stock will share ratably in any such distributions of our assets:
•	first in proportion to the liquidation preferences until the preferences are paid in full, and

•	then in proportion to the amounts of accrued but unpaid dividends.
          After we pay any liquidation preference and accrued dividends, holders of the convertible preferred stock will not be entitled to participate any further in the distribution of our assets. The following events will not be deemed to be a dissolution, liquidation or winding up of Cyclacel:
•	the sale of all or substantially all of the assets;

•	our merger or consolidation into or with any other corporation; or

•	our liquidation, dissolution, winding up or reorganization immediately followed by a reincorporation as another corporation.
Optional Redemption
          We may redeem the convertible preferred stock, out of legally available funds, in whole or in part, at our option, at the redemption prices listed below. The redemption price is as follows for the 12-month period beginning November 1 of each year:

Redemption
Year	Price
2011	10.18
2012	10.12
2013	10.06
and $10.00 at November 1, 2014 and thereafter. In each case we will pay accrued and unpaid dividends to, but excluding, the redemption date. We are required to give notice of redemption not more than 60 and not less than 20 days before the redemption date.
          If we redeem less than all of the shares of convertible preferred stock, we shall select the shares to be redeemed by lot or pro rata or in some other equitable manner in our sole discretion.
Exchange Provisions
          We may exchange the convertible preferred stock in whole, but not in part, for debentures on any dividend payment date on or after November 1, 2005 at the rate of $10 principal amount of debentures for each outstanding share of convertible preferred stock. Debentures will be issuable in denominations of $1,000 and integral multiples of $1,000, as discussed in the section entitled “Description of Debentures” below. If the exchange results in an amount of debentures that is not an integral multiple of $1,000, we will pay in cash an amount in excess of the closest integral multiple of $1,000. We will mail written notice of our intention to exchange the convertible preferred stock to each record holder not less than 30 nor more than 60 days prior to the exchange date.
          We refer to the date fixed for exchange of the convertible preferred stock for debentures as the “exchange date.” On the exchange date, the holder’s rights as a stockholder of Cyclacel shall cease, the shares of convertible preferred stock will no longer be outstanding, and will only represent the right to receive the debentures and any accrued and unpaid dividends, without interest. We may not exercise our option to exchange the convertible preferred stock for the debentures if:
•	full cumulative dividends on the convertible preferred stock to the exchange date have not been paid or set aside for payment, or

•	an event of default under the indenture would occur on conversion, or has occurred and is continuing.

Voting Rights
          Holders of our convertible preferred stock have no voting rights except as described below or as required by law. Shares of our convertible preferred stock held by us or any entity controlled by us will not have any voting rights.
          If we have not paid dividends on the convertible preferred stock or on any outstanding shares of preferred stock ranking on the same basis as to dividends with the convertible preferred stock in an aggregate amount equal to at least six quarterly dividends whether or not consecutive, we will increase the size of our board of directors by two additional directors. So long as dividends remain due and unpaid, holders of the convertible preferred stock, voting separately as a class with holders of preferred stock ranking on the same basis as to dividends having like voting rights, will be entitled to elect two additional directors at any meeting of stockholders at which directors are to be elected. These directors will be appointed to classes on the board as determined by our board of directors. These voting rights will terminate when we have declared and either paid or set aside for payment all accrued and unpaid dividends. The terms of office of all directors so elected will terminate immediately upon the termination of these voting rights.
          We have not declared dividends with respect to at least six quarters and, therefore, the holders of the preferred stock, voting separately as a class, become entitled to vote to fill the two vacancies created thereby until all accrued but unpaid dividends have been paid in full, at which time such right is terminated. As a result, the holders of our preferred stock are now entitled to vote to fill two new board positions. We held a special meeting of the holders of our preferred stock to elect two directors to our Board of Directors, which meeting was adjourned because a quorum of the holders of our preferred stock was not present in person or represented by proxy to transact business at the meeting. A quorum was not reached at such adjourned meeting either, and the meeting was not further adjourned. The holders of our preferred stock will have the opportunity at our 2011 annual meeting of stockholders to elect two directors to our Board of Directors. Once elected, the directors elected by the preferred stockholders will have the ability to participate in the management of the Company until all such dividends have been paid in full. Our board of directors declared the quarterly cash dividend with respect to the fourth quarter of fiscal year 2010, which was paid on February 1, 2011.
          Without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock, we may not:
•	adversely change the rights, preferences and limitations of the convertible preferred stock by modifying our certificate of incorporation or bylaws, or

•	authorize, issue, reclassify any of our authorized stock into, increase the authorized amount of, or authorize or issue any convertible obligation or security or right to purchase, any class of stock that ranks senior to the convertible preferred stock as to dividends or distributions of assets upon liquidation, dissolution or winding up of the stock.
     No class vote on the part of convertible preferred stock shall be required (except as otherwise required by law or resolution of our board of directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of capital stock ranking junior to or on parity with the convertible preferred stock both as to the payment of dividends and as to distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, including our common stock and the convertible preferred stock.
          In addition, without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock we may not:
•	enter into a share exchange that affects the convertible preferred stock,

•	consolidate with or merge into another entity, or

•	permit another entity to consolidate with or merge into us,
unless the convertible preferred stock remains outstanding and its rights, privileges and preferences are unaffected or it is converted into or exchanged for convertible preferred stock of the surviving entity having rights, preferences and limitations substantially similar, but no less favorable, to the convertible preferred stock.
          In determining a majority under these voting provisions, holders of convertible preferred stock will vote together with holders of any other preferred stock that rank on parity as to dividends and that have like voting rights.

DESCRIPTION OF WARRANTS
          We will describe the particular terms of any warrants that we may offer under this prospectus in more detail in the applicable prospectus supplement and the related warrant agreements and warrant certificates. The following is a brief summary of the terms of our outstanding warrants.
•	The April 2006 Warrants — On April 26, 2006, as part of a private placement, the Company sold warrants to purchase up to 2,571,429 shares of common stock at an exercise price of $7.00 per share of common stock, such warrants expiring at 5:00 p.m., Eastern Time, on April 26, 2013. As of April 1, 2011, there were 2,571,429 shares available for purchase under the April 2006 Warrants.

•	The February 2007 Warrants — On February 16, 2007, as part of a “registered direct” offering of our units, we sold warrants to purchase up to an aggregate of 1,062,412 shares of common stock at an exercise price of $8.44 per share of common stock, such warrants expiring at 5:00 p.m., Eastern Time, on February 16, 2014. As of April 1, 2011, there were 1,062,412 shares available for purchase under the February 2007 Warrants. .

•	The July 2009 Warrants — On July 29, 2009, as part of a “registered direct” offering of our units, we sold warrants to purchase up to an aggregate of 735,522 shares of common stock at an exercise price of $1.00 per share of common stock, such warrants expiring at 5:00 p.m., Eastern Time, on July 29, 2014. As of April 1, 2011, warrants to purchase up to 692,256 shares of common stock remain outstanding. Unless otherwise specified in the applicable warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of the warrant if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

•	The January 13, 2010 Warrants — On January 13, 2010, as part of a “registered direct” offering of our units, we sold warrants to purchase up to an aggregate of 712,500 shares of common stock at an exercise price of $3.26 per share of common stock, such warrants expiring at 5:00 p.m., Eastern Time, on January 13, 2015. Unless otherwise specified in the applicable warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of the warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. As of April 1, 2011, there were 712,500 shares available for purchase under the January 13, 2010 Warrants.

•	The January 25, 2010 Warrants — On January 25, 2010, as part of a “registered direct” offering of our units, we sold warrants to purchase up to an aggregate of 705,000 shares of common stock at an exercise price of $2.85 per share of common stock, such warrants expiring at 5:00 p.m. Eastern Time, on January 25, 2015. Unless otherwise specified in the applicable warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of the warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. As of April 1, 2011, there were 705,000 shares available for purchase under the January 25, 2010 Warrants. We refer to the February 2007 Warrants, July 2009 Warrants, January 13, 2010 and January 25, 2010 Warrants collectively as the Registered Direct Warrants.

•	The Kingsbridge Warrant — On November 24, 2009, we issued to Kingsbridge Capital Limited, or Kingsbridge, an amended and restated warrant to purchase an aggregate of 175,000 shares of our common stock at an exercise price of $1.40 per share, such warrant expiring on June 10, 2013. The Kingsbridge Warrant may not be exercised to the extent that such exercise would cause the warrant holder to beneficially own (or be deemed to beneficially own) a number of shares of our common stock that would exceed 9.9% of our then outstanding shares of common stock following such exercise. As of April 1, 2011, there were 100,000 shares available for purchase under the Kingsbridge Warrant.

•	The Warrants and the Option Warrants — On October 7, 2010, as part of a private placement, we sold the warrant to purchase up to an aggregate of 4,161,595 shares of common stock at an exercise price of $1.92 per share of common stock, such warrants expiring at 5:00 p.m. Eastern Time, on October 7, 2015. On October 7, 2010, we also sold, as part of the private placement, options to purchase up to 4,161,595 shares of common stock and warrants to purchase up to an aggregate of 2,080,803 shares of common stock at an exercise price of $1.92 per share of common stock, such warrants expiring at 5:00 p.m. Eastern Time on the date that is five years from the date of issuance of such warrants (the “Option Warrant”). Unless otherwise specified in the applicable warrant or Option Warrant, except upon at least 61 days’ prior notice from the holder to us, the holder will not have the right to exercise any portion of such warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99%, 9.99% or 19.99% , as applicable, of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants and the Option Warrants. As of April 1, 2011, there were 4,161,595 shares available for purchase under the warrants, and no Option Warrants had yet been issued.

          Exercisability. The exercise price and number of shares of common stock issuable upon exercise of all of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.
          Exercise of Warrants. All of the warrants except the warrants and Option Warrants may be exercised upon surrender of the warrant on or prior to the expiration date at the offices of the warrant agent, with the exercise form set forth in the warrant completed and executed as indicated, either accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised or, under certain circumstances, by means of a cashless exercise, as provided for in the warrant. Notwithstanding the foregoing, the holder will not be required to physically surrender the warrant unless and until the aggregate warrant shares represented by the warrant are exercised. The warrants and Option Warrants may be exercised in the same manner, except that such securities are exercisable by delivery of a written notice, with payment made within two trading days of the delivery of the notice of exercise.
          Cashless Exercise. If, at any time during the exercisability period of any of the warrants, the holder is not permitted to sell shares of common stock issuable upon exercise of the relevant warrant pursuant to the registration statement or an exemption from registration is not available, and the fair market value of our common stock exceeds the exercise price of the warrants, the holder may elect to effect a cashless exercise of the warrants, in whole or in part, by surrendering the warrants to us, together with delivery to us of a duly executed exercise notice, and canceling a portion of the relevant warrant in payment of the purchase price payable in respect of the number of shares of our common stock purchased upon such exercise.
          Buy-in Right. If we fail to issue shares of common stock to the holder of a warrant or Option Warrant within three business days of our receipt of a duly executed exercise notice, then the holder or any third party on behalf of the holder may, for such holder’s account, purchase in an open market transaction or otherwise, shares of common stock to deliver in satisfaction of a sale by the holder of shares of common stock issuable upon such exercise that the holder anticipated receiving from us. At such holder’s request and in its discretion, either (i) pay cash to the holder in an amount equal to the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such shares of common stock) shall terminate, or (ii) promptly honor its obligation to deliver to the holder a certificate or certificates representing such shares and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of common stock, times (B) the Closing Bid Price (as defined in such warrants) on the date of exercise.
          Transferability. Subject to applicable laws and the restriction on transfer set forth in the relevant subscription agreement, none of the warrants may be transferred by the holder without our consent, such consent not to be unreasonably withheld or delayed, upon surrender of the warrants to us together with the appropriate instruments of transfer.
          Exchange Listing. We do not plan on making an application to list any of the warrants on The NASDAQ Global Market, any national securities exchange or other nationally recognized trading system. The common stock underlying the warrants is listed on the NASDAQ Global Market.
          Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants, and generally including any merger with or into another entity (whether or not we are the surviving entity but excluding a migratory merger effected solely for the purpose of changing our jurisdiction of incorporation), sale of all or substantially all of our assets, tender offer or exchange offer, our consummation of a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder shall have the right to receive, as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of Cyclacel, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, the holders of the warrants and the Option Warrants, in the event of a fundamental transaction (i) in which holders of common stock receive all cash or substantially all cash or (ii) with a person whose common stock or equivalent equity security is not quoted or listed on an eligible market, as defined in such warrant, and, in either case, at the request of the holder delivered within 30 days after consummation of the fundamental transaction, we (or our successor entity) must purchase such warrant from the holder by paying to the holder, within seven business days after such request (or, if later, on the effective date of the fundamental transaction), cash in an amount equal to the Black Scholes value, as defined in such warrant, of the remaining unexercised portion of such warrant or Option Warrant on the date of such fundamental transaction.
          Waivers and Amendments. The provisions of each warrant may be amended and we may not take any action prohibited by such warrant, or omit to perform any act required to be performed pursuant to such warrant, only with the written consent of the holder of that warrant.

          Rights as a Stockholder. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
          No Fractional Shares. No fractional shares will be issued upon exercise of any of the warrants. With respect to all warrants, except the warrants and Option Warrants, we will pay to the holder thereof, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date. With respect to the warrants and the Option Warrants, the number of shares of common stock to be issued will be rounded up to the nearest whole number.
Option to Purchase Shares of Common Stock and Warrants
          We issued to all investors who participated in the private placement options to purchase an aggregate of 4,161,595 shares of common stock and Option Warrants to purchase an aggregate of 2,080,803 shares of common stock. The terms of the Option Warrants are described above under “Description of our Securities — Warrants.” The Options are exercisable for a period of nine months from the date of the closing of the private placement, or July 7, 2011. The shares of common stock that are issuable upon exercise of the Option Warrants will be registered for resale or other disposition separately if the Option Warrants are issued.
Committed Equity Financing Facility with Kingsbridge Capital
          On December 10, 2007, we entered into a Committed Equity Financing Facility, or CEFF, with Kingsbridge, as amended on November 24, 2009, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $60 million of our common stock. As part of the CEFF, we entered into a common stock purchase agreement, dated December 10, 2007, as amended on November 24, 2009, and a registration rights agreement, dated December 10, 2007, with Kingsbridge. The CEFF lapsed on December 10, 2010.
          We sold an aggregate of 4,073,949 shares of our common stock to Kingsbridge under the terms of the CEFF in consideration of an aggregate of $5.9 million during the term of the CEFF.
          In connection with an amendment to the CEFF dated November 24, 2009, the Company issued an amended and restated warrant to Kingsbridge to purchase 175,000 shares of its common stock at an exercise price of $1.40 per share, (from an original exercise price of $7.17), which represents 175% of the closing bid price of the Company’s common stock on the date prior to the date on which the amendment was signed. The warrant amends and restates the original warrant issued by the Company to Kingsbridge in connection with the CEFF. No other changes were made to the original warrant. The warrant is exercisable, subject to certain exceptions, until June 12, 2013. During the first quarter of 2010, Kingsbridge exercised its warrant to purchase 75,000 shares of common stock for approximately $0.1 million.
DESCRIPTION OF DEBT SECURITIES
          The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.
          We will issue the senior notes under the senior indenture, which we will enter into with a trustee to be named in the senior indenture. We will issue the subordinated notes under the subordinated indenture, which we will enter into with a trustee to be named in the subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.
          The following summaries of material provisions of the senior notes, the subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.
General
          We will describe in each prospectus supplement the following terms relating to a series of notes:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of notes in global form, the terms and who the depository will be;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be made;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion of any material or special United States federal income tax considerations applicable to the notes;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights
          We will set forth in the prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of notes receive would be subject to adjustment.
Consolidation, Merger or Sale
          The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.
Events of Default Under the Indenture
          The following are events of default under the indentures with respect to any series of notes that we may issue:
•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.
          If an event of default with respect to notes of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.
          The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any such waiver shall cure the default or event of default.
          Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the notes of that series, provided that:
•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.
          A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity, to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.
          These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.
          We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.
Modification of Indenture; Waiver
          We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:
•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.
          In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding notes affected:
•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any notes; or

•	reducing the percentage of notes, the holders of which are required to consent to any amendment.
Discharge
          Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:
•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.
          In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer
          We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.
          At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.
          Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.
          We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.
          If we elect to redeem the notes of any series, we will not be required to:
•	issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.
Information Concerning the Debenture Trustee
          The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.
Payment and Paying Agents
          Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.
          We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder.
          Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

          All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.
Governing Law
          The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.
Subordination of Subordinated Notes
          The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.
DESCRIPTION OF UNITS
          We may issue units consisting of common stock, preferred stock, warrants, and/or debt securities for the purchase of common stock, preferred stock, warrants and/or debt securities in one or more series. In this prospectus, we have summarized certain general features of the units. We urge you, however, to read the prospectus supplements related to the series of units being offered, as well as the unit agreements that contain the terms of the units. We will file as exhibits to an amendment to the registration statement of which this prospectus is a part, or will incorporate by reference from a current report on Form 8-K that we file with the SEC, as applicable, the form of unit agreement and any supplemental agreements that describe the terms of the series of units we are offering before the issuance of the related series of units.
          We will evidence each series of units by unit certificates that we will issue under a separate agreement. We will enter into the unit agreements with a unit agent. Each unit agent will be a bank or trust company that we select. We will indicate the name and address of the unit agent in the applicable prospectus supplement relating to a particular series of units.
Listing
          Our common stock is listed on the NASDAQ Global Market under the symbol “CYCC.” Our preferred stock is listed on the NASDAQ Global Market under the symbol “CYCCP.”
Transfer Agent and Registrar
          American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and their telephone number is (800) 937-5449.
LEGAL MATTERS
          Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, will provide us with an opinion as to the legal matters in connection with the securities we are offering.
EXPERTS
          The consolidated financial statements of Cyclacel Pharmaceuticals, Inc. appearing in Cyclacel Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports and other information with the SEC. These filings contain important information that does not appear in this prospectus. For further information about us, you may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
INCORPORATION OF DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:
•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed on March 31, 2011;

•	Our Current Reports on Form 8-K filed on January 13, 2011, February 1, 2011 and April 1, 2011;

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on March 8, 2004 (File No. 000-50626), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 333-109653) filed on December 22, 2003 and declared effective by the SEC on March 17, 2004, and any amendment or reports filed with the SEC for purposes of updating such description; and

•	The description of our preferred stock contained in our Registration Statement on Form 8-A, filed on October 27, 2004 (File No. 000-50626), which incorporates by reference the description of the shares of our preferred stock contained in our Registration Statement on Form S-1 (File No. 333-119585) filed on October 7, 2004 and declared effective by the SEC on November 1, 2004, and any amendment or reports filed with the SEC for purposes of updating such description.
          You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by writing or calling us at: 200 Connell Drive, Suite 1500, Berkeley Heights, NJ 07922, telephone (908) 517-7330. Information about us is also available at our website at http://www.cyclacel.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference into this prospectus.
          To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superseded.
          All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.

CYCLACEL PHARMACEUTICALS, INC.

7,617,646 Shares of Common Stock
Warrants to Purchase 3,808,821 Shares of Common Stock

PROSPECTUS SUPPLEMENT

June 30, 2011

Leerink Swann	Lazard Capital Markets